Page 1 of 164


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                FORM 10-SB12G/A

              General Form for Registration of Securities of
                          Small Business Issuers

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      KBF POLLUTION MANAGEMENT, INC.
           (Exact Name of Small Business Issuer in its Charter)

   NEW YORK                                       11-2687588
(State or other jurisdiction                   (I.R.S. Employer
incorporation or organization)               Identification No.)

              KBF Plaza, One Jasper St., Paterson, NJ  07522
            (Address of principal executive offices) (Zip Code)

    Registrant's Telephone Number, including area code:  (973) 942-7700
     Securities to be registered pursuant to Section 12(b) of the Act:
                                   None

     Securities to be registered pursuant to Section 12(g) of the Act:
                     Common Stock, $.00001, par value

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction
     KBF   Pollution   Management,  Inc.,  a  New  York  corporation   (the
"Company"),  was  organized  in  1984  under  the  name  Kreisler  Bags   &
Filtration, Inc., which name was changed to KBF Pollution Management,  Inc.
in 1986. The Company is engaged in the environmental services business as a wastewater metal recovery facility specializing in the resource recovery of hazardous and non hazardous metal bearing wastes for the sole purpose of recycling the product produced (metal(s)) back into commerce. The Company operates an in-house laboratory certified in New York and New Jersey to support the recycling process and perform research and development. The Company also provides compliance support service to its customers.
     In December 1997, the Company began relocation of its facilities from North Lindenhurst, New York to Paterson, New Jersey (See "Description of
Property").    As a  result of the lose of the Companies  lease  (See  Item
2.PROPERTIES, 1996 Form 10K), in the Fall of 1997, the Company notified the New York State Department of Environmental Conservation ("NYSDEC") that the Company was withdrawing the 6 NYCRR &ordm; 373 (Federal Part B) Permit application and simultaneously commencing Closure. The Closure plan used by the company was taken directly from the permit application. According to the NYSDEC, the permit application was approved and therefore, closure must
proceed  according  to  the  approved  Closure  Plan.   However,  prior  to
commencing with the closure, the plan had to be approved by the public through a public commenting period. Once this process was complete, the Company negotiated an expedited Closure with the State. Closure sampling
commenced  in  August  and was completed on November  2,  1998.   Based  on
information and belief received from the NYSDEC, the facility is deemed clean and closure is complete. The Company incurred direct cost for closure of  approximately $50,000. It is not expected that any additional cost will
be incurred due to the closure of the Long Island plant    . On April 15,
1998, the Company received the requisite permits to allow it to operate its waste recovery services from the New Jersey facility. Since April 15, 1998, all of the Company's waste recovery business has been located in its New Jersey facility.
     On May 6, 1997, the Company formed three corporations, Gryphon Industries, Inc., AMR, Inc., and American Metal Recovery Corp. pursuant to the laws of the State of Nevada. As of the date hereof, Gryphon Industries,
Inc    and AMR, Inc are inactive corporations and no stock has been issued from either. In the foreseeable future, the Company plans to utilize Gryphon for the distribution and possible manufacturing of the reagents used in the Company's technology. AMR, Inc will be use to manage, source and distribute the recovered products from all SST operations. It is presently anticipated that Gryphon Industries, Inc. and AMR, Inc. will be holly owned subsidiaries of the Company. The cost of the formation of these two corporations was born solely by the Company and they have not yet been capitalized.
     American Metals Recovery Corp. was capitalized by the Company in conjunction with the transfeer of the base of the Company's principle operations. Most costs associated with this transfer were borne by the Company and simultaneously exchanged for 100% of the outstanding stock of American Metals Recovery Corp., thereby making American Metals Recovery Corp. a wholly owned subsidiary of the Company. Upon formal completion of the sale and closure of the Long Island Facility, all facility operations will be conducted by American Metals Recovery Corp.
     On  June  24, 1998, the Company formed KBF-LI, Inc., pursuant  to  the
laws  of the State of New Jersey.    This corporation was formed to take over
all operations including closure and processing of incoming material shipments (certain wastewater shipments could be received at the facility without any impact on the closure operation). The Company is in the process of transferring the remaining assets and improvements, relating to the Long Island location to KBF-LI in exchange for 100% of the issued and outstanding stock of KBF-LI, in accordance with a Board of Directors resolution on July 30, 1998. The Company is presently negotiating with an unrelated third party the sale of KBF-LI for an amount which will result in no significant loss to the company.

Industry Background
     Most chemical wastes generated in the United States by industrial processes have been handled on-site at the generators' facilities. Over the past 15 to 20 years, increased public awareness of the harmful effects of unregulated disposal of chemical wastes on the environment and health has led to federal, state and local regulation of chemical waste management activities. Some statutes regulating the management of chemical wastes include the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Toxic Substances Control Act ("TSCA") and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund"), most are primarily administered by the federal Environmental Protection Agency ("EPA"). This body of laws and regulations by federal and state environmental regulatory agencies, impose stringent standards for management of chemical wastes and provide penalties for violators, as well as continuing liability by generators and others for past disposal and environmental degradation. For example, under Superfund, responsible parties may be subject to remedial costs at abandoned hazardous waste sites and, in some instances, treble damages. As a result of the increased liability exposure associated with chemical waste management activities and a corresponding decrease in the availability of insurance and significant cost increases in administering compliance and facility capital improvements, many generators of chemical wastes have found it uneconomical to maintain their own treatment and disposal facilities or to develop and maintain the technical expertise necessary to assure regulatory compliance. Accordingly, many generators have sought to have their chemical wastes managed by firms that possess both the appropriate treatment and disposal facilities, as well as the expertise and financial resources necessary to attain and maintain compliance with applicable environmental regulatory requirements. At the same time, governmental regulation has resulted in a reduction of the number of facilities available for chemical waste treatment, storage or disposal, as many facilities have been unable to meet the strict standards imposed by RCRA or other laws.

Waste Recovery Services
     Since  1986,  the Company has operated as a wastewater metal  recovery
facility.    In May 1998, the US Patent Office issued to Lawrence M. Kreisler a  patent for 'Selective Separation Technology' ('SST'). In November  1997
           the  Company and  Mr.  Kreisler  entered  into a license
agreement  through  which t     he Company,  is  able  to recover metals from
metal-bearing wastewater,  which metals  can  then be recycled.     The
Company is able to utilize  SST  in  its operations pursuant to a license
agreement dated November 1997 covering the pre-patent technology    .
     The wastewater is received at the facility, transported in drums and/or by tanker loads. (See "Description of Business - Waste Transport" and "Certain Transactions"). The waste is then analyzed at the Company's own laboratory facilities to determine compliance with the approved waste profile which the Company keeps on file for each customer, and to verify proper waste classification. Currently, all testing is done from the Company's New Jersey facility.
     Once   testing   is  completed,  utilizing  the  Patented   "Selective
Separation  Technology" the metals are separated from the solutions.
(See "Description of Business - Patents and Proprietary Information").
Once the recovery process is complete, the remaining effluent is analyzed to assure that its contents fall within allowable discharge limits. The effluent is then discharged into the sewer pursuant to an approved discharge certificate. The recovered metals are recycled back into commerce.

     Project Ensure, Certificate of Recovery. Under federal law, the prime generator of hazardous waste remains liable for the waste for as long as it continues to exist. Disposal of the waste by incineration, in a landfill or a deep injection well does not eliminate the generator's liability for cleanup costs if leakage or spillage of the waste occurs.
     Utilization   of   the   Company's  Patented   "Selective   Separation
Technology,"  terminates the waste generator's liability      by  turning  the
waste materials into commodities which are then placed into commerce in place of virgin material used in a manufacturing process. The Company's waste management services chemically transform hazardous waste into a commodity. Once the hazardous waste no longer exists, the attached cradle
to  grave liability terminates.     The Company's patented process removes
the waste  from  the  environment, thereby terminating  the  waste generator's liability  and exempting the waste generator from the Superfund
Generation Tax    (where applicable)    . The Company    ,upon request of the
generator,     issues a  certificate of recovery     as evidence that the
generators waste no longer exists in the environment. This certificate, in conjunction with shipment documentation has been accepted by regulators that
the generators waste has been  recycled.   The Company's certificate of
recovery is not formally endorsed by the United States Environmental Protection Agency, but does however serve to certify the elimination of the aforementioned generator liability and the Company's recycling of the waste.

     Metal Recovery. During the Company's recovery process, the metals contained in the waste are removed from solution. The metals, which include silver, copper, nickel, lead, zinc and others, are processed into solid form and recycled back into commerce. The Company derives revenues from the sale of recovered metals.


     Laboratory Analysis: Prior to the Company's relocation to Paterson, New Jersey, all laboratory analysis was conducted in laboratories located in the Company's New York facility. On April 15, 1998, the Company received all necessary permits and certificates to allow it to commence waste recovery from its New Jersey facility. The laboratory located in the Company's New Jersey facility, like its predecessor in the New York facility is utilized to continually monitor and analyze the ongoing waste recovery operations. The Company performs an initial analysis on waste from new customers, and continually on each waste shipment received from the customer. The Company also utilizes its laboratory facility to conduct research and development. (See "Description of Business - Research and Development and Patents and Proprietary Information")

     Waste Transport: The Company uses a waste transporter, Metal Recovery Transportation Corp. ("MRTC") that is licensed in New York, Connecticut, Rhode Island, New Jersey, Massachusetts and New Hampshire. Lawrence Kreisler, President of the Company, is the president and sole shareholder
of  Metal  Recovery Transportation Corp. The Company has an    oral
agreement with  Metal  Recovery  Transportation Corp  to  handle  the
Company's transportation  needs.    There is no formal agreement existing
between  the Company   and   Metals  Recovery  Transportation  Corp.  Metals
Recovery Transportation Corp. charges the Company an hourly rate based on the type of equipment required and bills monthly for services rendered.
The Company also   utilizes  other  unaffiliated  licensed  transport
companies.  (See "Certain  Relationships and Related Transactions.")

     Contracts and Customers: The Company's waste recovery services are typically provided pursuant to nonexclusive service agreements, based on the acceptance of a potential customer's waste. The fees charged by the Company for its services are determined by several factors, including but not limited to volume, type of waste, location and method of shipment.
     The Company  currently  has  approximately  2000  active   repeating
customers for its waste recovery services. For the years ended December 31, 1997 and December 31, 1996, no single customer accounted for 10% or more of the Company's total revenues.

Equipment Services
     In  1996,  the Company ceased manufacturing its waste volume reduction
equipment.   However,  the Company will continue to service  any  equipment
previously  sold  to  its  customers.  (See "Description  of  Business   -
Manufacturing & Supplies")

Governmental regulation; Permits
     The waste management industry is subject to regulation by federal, state and local authorities. The Company makes a continuing effort to anticipate regulatory, political and legal developments that might affect its operations, but is not always able to do so. The Company cannot predict the extent to which any legislation or regulation that may be enacted or enforced in the future may affect its operations.
     In particular, the regulatory process requires firms in the Company's industry to obtain and retain numerous governmental permits to conduct various aspects of their operations, any of which may be subject to revocation, modification or denial. In addition, changing governmental policies and regulations may affect the Company's ability to obtain the necessary permits on a timely basis and to retain such permits. The inability or failure of the Company to obtain and maintain all of the permits required for its operations would have a material adverse effect on the Company's business.
     Since 1986, the Company has held all the necessary permits and licenses to operate its New York facility. The New York facility will close upon approval by New York State Department of Environmental Conservation. The Company expects to receive such approval by July 1999, but can not guarantee the approval by such date.
     On April 15, 1998, the Company was issued all permits and certificates required by Federal, State and local laws and regulations to allow it to operate its New Jersey facility. The Company, through its wholly owned subsidiary, American Metal Recovery, Corp., runs all waste recovery operations out of its New Jersey facility.

Sales and Marketing:
     The   Company  primarily  markets  its  waste  recovery  services   to
generators  of metal bearing hazardous and non-hazardous waste.  Generators of these wastes include but are not limited to, printed circuit board manufacturers, photo offset printers, photographic developers, lithographers, photographers, microfilm users, x-ray users (dentists, doctors,
hospitals,  podiatrists,  orthopedic  surgeons,   veterinarians,
radiologists   and  industrial  x-ray  users),  relay  manufacturers, oil companies, chemical companies, battery manufacturers, anodizing operations, metal finishers, jewelry manufacturers and numerous other waste generators.
     The  Company's sales and marketing efforts are performed  by  in-house
personnel, and unaffiliated independent outside "Waste Brokers."   In-house
sales efforts consist of direct telephone and mail contact with potential customers whose names are received through customer referrals, or are located through review of trade journals and other industrial reference materials.
     In  March  of  1998, the Company signed a limited exclusive  worldwide
license agreement with EPS Environmental, Inc., dba Solucorp Industries    ,
a publicly  traded company, trading on the NASDAC electronic  bulletin
board     ("S   LUP            ")for the utilization of the Company's Patented
Selected Separation Technology. The terms of the agreement call for an initial license fee of $500,000 plus an additional license fee of
$0.0005  per processed gallon of wastewater.    The initial licensing fee was
to be paid in                unrestricted, free trading Solucorp stock.
Solucorp represented that it had the ability to issue free-trading shares and the License Agreement contained representations and warranties to that effect. Instead, Solucorp issued restricted and unregistered shares and had agreed in May 1998 to pay for and register the shares and to repurchase, with cash, at least $100,000 worth of the License Fee shares per month. (See the "Legal Proceedings: General Comments with Reference to Solucorp"). Solucorp's
stock price has fallen  to a low of $                0.625 at the end of
October 1998. No additional payments  under the agreement were to be in the
form of shares of  Solucorp stock    .  The  agreement also requires royalty
payments of 50% of gross per gallon receipts, not to be less than $1,000,000 for the year ending December 31, 1998 and $2,000,000 for the year ending December 31, 1999. Pursuant to this agreement, all royalty payments due to the Company from Solucorp for the years ended December 31,
1998 and 1999 shall be  due  and payable    in cash     on December 31, 1999.
Minimum royalty payments  for  each year  after  1999 shall be $2,000,000 per
year    payable at the end of each year in which the payment accrues and is
due in cash    .  The         agreement    , which  had              a
five-year term, with  automatic  five-year continuous renewal.   , was
terminated on September 23, 1998    .
     The Solucorp agreement             had been slated for modification
        removing the worldwide exclusivity and the minimum royalty payments due to Management's discovery of certain facts. (See the "Legal
Proceedings:  General Comments with Reference  to  Solucorp")    .  All
royalties  and fees that            had     accrued to date shall remain
payable  in full.              No modified agreement  was executed.  (See the
"Legal Proceedings: General Comments with Reference  to Solucorp" for the
reasons underlying the intent to modify the agreement)    .

Manufacturing and Supplies
     The Company no longer manufactures the equipment for its patented waste volume reduction system. (See &ocirc;Description of Business - Patents
and Proprietary   Information&ouml;).   However,  the  Company  still
manufactures containment  trays,  recirculation systems and solution  transfer
systems.  This equipment  is  manufactured  on  an  "as  requested"   basis.
All manufacturing is conducted in the Company&AElig;s New Jersey facility.
     The Company has a service department, pursuant to which the Company continues to service waste reduction systems equipment previously sold by the Company, as well as any new equipment to be sold. Existing inventory is used to supply the servicing of this equipment under contractual service agreements with customers or on an "on call" basis. (See "Description of Business -Equipment Sales & Services" and "Description of
Business  - Equipment Services").

Competition
     Competition in the waste treatment industry is intense and is characterized by continued change and improvement in technology. The market is fragmented and, in the opinion of the Company, no company holds a dominant position.
     The Company believes that its waste recovery process, which results in the recycling of virtually all of the metals present in the waste, is unique, and that the same or similar technology is not currently utilized by any competitor. On May 19, 1998, the United States Patent and Trademark Office issued a Patent for the "Selective Separation Technology" utilized by the Company (patent number 5,735,125). (See "Description of Business - Patents and Proprietary Information")
     The Company's competitors utilize a variety of methods for the treatment and disposal of hazardous and non-hazardous waste, including deep well injection, landfills, incineration and limited recovery of metals. The Company believes that its recovery process provides a superior alternative to these other methods. Many of the Company's competitors, however, are larger and more established and have substantially greater financial and other resources than the Company. The Company may compete for the same customers as these better financed companies.

Research and Development
     Research and Development of the Patent Allowed "Selective Separation Technology" occurred over the years, as a daily on-going process. Only those costs directly allocated to Research and Development are represented. For the years ending December 31, 1997 and December 31, 1996, the Company did not incur any costs directly related to research and development.

Patents and Proprietary Information
     In  the past, the Company had utilized unpatented proprietary know-how
and techniques in its waste recovery operations. In June 1995,    Lawrence  M.
Kreisler            ,  the Company's  President  submitted  a  patent
application  on  the  current  Selective  Separation  Technology  that  was
initially  developed  by  Mr. Kreisler. Pursuant to  a    n  license
agreement between Mr. Kreisler and the Company, the Company is able to utilize the Selective Separation Technology in its operations. On March 25, 1998, after receiving a Notice of Allowance for the patent, the Company executed a worldwide license agreement with Solucorp Industries for the utilization of the Company's patented Selective Separation Technology (See "Sales and Marketing"). On May 19, 1998, the United States Patent and Trademark Office issued a Patent for the Selective Separation Technology
utilized  by  the Company.    In accordance with Schedule B of the relevant
License Agreement, the                conditions upon which royalty payments
begin  to accrue                have not  yet  been attained by the  Company.
Accordingly,  no royalty  payments  have been made or accrued. The Company
anticipates  the                 relevant conditions to be satisfied  by the
Company in the second quarter 1999    .
      The Company is the owner of a United States patent issued in 1988 covering the design and function of its waste volume reduction system. The Company has ceased manufacturing such systems, but continues to service
those   systems   previously  sold.   (See  "Description  of Business -
Manufacturing and Supplies")

Liability Insurance
     The Company maintains pollution legal liability insurance in the amount of $1,000,000 per incident and $2,000,000 in total covering the premises, and vehicle liability insurance in the amount of $5,000,000. To date, the Company has not experienced any material liability claims. Employees
     The Company currently has 26 full-time employees. In addition to its three executive officers, the Company employs three chemists (laboratory personnel), a recovery manager, seven recovery employees, a service-maintenance manager, eight office personnel, and two salespeople. The Company will hire additional personnel when necessary. None of the Company's employees is represented by a union.

ITEM 2.  MANAGEMENT&AElig;S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The following discussion should be read in conjunction with the Company's audited financial statements and notes thereto set forth elsewhere in this annual report.
     Results of operations for the year Ending
     December 31, 1997 as Compared to the Year Ended
     December 31, 1996
     The Company's revenues decreased by 2% to $1,926,895 for the year ended December 31,1997. ("1997") from revenues of $1,972,895 for the year ended December 31, 1996 ("1996"). While sales appear virtually unchanged, certain significant low profit revenues, which could only be serviced at a Long Island facility, have been replaced by higher profit revenues, which will be maintained at the New Jersey facility. During 1997 this continuing focus on wastewater metal recovery has allowed the Company to increase its revenue base.
        During 1996 low profit revenues, largely leachate, accounted for 5.75% of revenue, while in 1997, it accounted for 9.41% of revenue. This reduction, along with the reductions in operating cost discussed
below, account for the 2% increase in gross profit    .
     Cost of operations decreased to 66% of revenues for 1997 compared to 68% for 1996. The Company attributes this decrease to the continued steps taken by Management to reduce costs.
     General and administrative expenses decreased by 23% to $806,027 for the year ended December 31, 1997 from $1,041,264 for the year ended December 31, 1996 due primarily to the continued efforts by Management to reduce costs.

        The following is a schedule of the material cost reductions taken by management in 1997

Expense        1996       1997     Savings    Comments
Salaries     $429,000   $357,000   $72,000    Operated on skeleton crew.
Utilities    $100,000   $ 75,000   $25,000    Energy Conservation.
Bank Charges $ 15,000   $  5,000   $10,000    Eliminated all unnecessary
                                              accounts.
Auto Expense $ 19,000   $  9,000   $10,000    Eliminated Company owned Cars.
Officers Salaries $204,000 $156,000 $48,000   Eliminated One Officer.
General Insurance $104,000 $ 80,000 $24,000   Change of Insurance Carriers.
Security          $  7,000 $  2,000 $ 5,000   Change of Security operations.

  The Company will continue to incur expenses related to the closure of the New York facility under New York State Department of Environmental Conservation regulations, 6NYCRR &ordm;373.
     The Company incurred a net loss of $207,635 for the year ended December 31, 1997 as compared to a net loss of $468,398 for the year ended December 31, 1996, a decrease of 56%. The 1997 loss is due primarily to
the  legal expenses    of approximately $ 50,000     incurred    in
conjunction  with                the     June  1997  settlement and the low
profit revenues mentioned above. Depreciation Expense was $237,368 and $193,745 for the years ended December 31, 1997 and 1996 respectively. It should be noted that the Company has relocated its facility to a more advantageous location, in Paterson, New Jersey, where business is more easily obtained and costs will be further reduced.
        Prepaid expenses at December 31, 1997 were $193,780 verses $12,752 at December 31, 1996, an increase of $181,028. This increase is related to facility project costs incurred in conjunction with the Companies move to
it's  New  Jersey  facility.   These costs were reclassified  as "Facility
Costs"  in the fixed asset section upon completion in the first quarter  of
1998    .

     Results of operations for the year Ending
     December 31, 1996 as Compared to the Year Ended
     December 31, 1995

     The Company's revenues increased 8% to $1,972,964 for the year ended December 31, 1996. ("1996") from revenues of $1,823,390 for the year ended December 31, 1995 ("1995"). The Company attributes such increase in revenues to a number of factors. Management had refocused its emphasis on the  waste water recovery &ocirc;segment&ouml; for the best long-term interest
of  the Company.   During 1996 this continuing focus on wastewater  metal
recovery combined with the ability to recover additional wastes, provided for under the new exemptions, has allowed the Company to increase its revenue base.
     Cost  of operations decreased to 68% of revenues for 1996 compared  to
69% for 1995. The Company attributes this decrease to the continued steps taken by Management to reduce costs.
     General and administrative expenses increased by 31% to $1,041,264 for the  year ended December 31, 1996 from $795,812 for the year ended December
31, 1995 due primarily to legal and settlement costs related to the action brought by the Suffolk County, New York, District Attorney's office against the Company and its president, Larry Kreisler, which action was settled in June 1997 (See "Legal Proceedings"), and administrative salaries and expenses paid to the Acting Chief Executive Officer, whose term of  office ended May 1997.
     The Company also continued to incur expenses related to obtaining the 6NYCRR 373 (Federal Part b) permit. In December 1994 and January 1995, the Company further expanded their exemptions to include characteristic and listed hazardous waste. Due to these changes, in January 1995, the permit
application  was amended from treatment and storage to storage  only.   The
review  and  approval of the revised permit application has been  completed and  approved  by New York State Department of Environmental  Conservation.
The  Company  will be notified by the Deputy Regional Permit  Administrator for Region 1 when the permit will be placed in the public commenting period. (See Governmental Regulation; Permit).
     The Company also continued to incur expenses related to obtaining the 6NYCRR 373 (Federal Part b) permit. In December 1994 and January 1995, the Company further expanded their exemptions to include characteristic and listed hazardous waste. Due to these changes, in January 1995, the permit
application  was amended from treatment and storage to storage  only.   The
review and approval of the revised permit application has been completed and approved by New York State Department of Environmental Conservation.
The Company will be notified by the Deputy Regional Permit Administrator for Region 1 when the permit will be placed in the public commenting period. (See Governmental Regulation; Permit).
     The Company incurred a net loss of $468,398 for the year ended December 31, 1996 as compared to a net loss of $357,145 for the year ended December 31, 1995, an increase of 31%. The 1996 loss is due primarily to the increase in general and administrative expenses as explained above. Depreciation Expense was $193,745 and $298,194 for the years ended December
31, 1996 and 1995 respectively. It should be noted that the Company is negotiating to move its operating facility to a more advantageous location where business is more easily obtained and costs further reduced.


        Results of operations for the nine months Ending
     September 30, 1998 as Compared to the nine months Ended
     September 30, 1997

Total  revenues for the nine months ended September 30, 1998  increased  to
$2,568,115 as compared to $1,443,271 for the same period in 1997, an increase of 77%. The Company attributes the increase to a rise in sales volume, along with the collection of the licensing fee and royalty income accrued in 1998 (see Footnotes 3, 4 & 6). Management anticipates this trend to continue due to its recent move to New Jersey where there are increased business opportunities. In addition, the Company anticipates continuing revenue from licensing agreements.

Despite the increase in sales volume, trade accounts receivable has remained relatively constant. This is due primarily to the fact that the license fee/royalty income mentioned above is presented as other receivables on the balance sheet. Current trade accounts receivable are as follows:

                     0-30 days         $157,060
                     30-45 days          30,381
                     45-60 days           8,495
                     60-90 days           2,650
                     90-120 days         40,776
                     120 + days          39,343
                                        $278,705

Trade accounts receivable collected in cash subsequently through November 10, 1998 was $221,265.

Cost of sales for the nine months ended September 30, 1998 decreased to 39% of revenues from 69% of revenues for the same period in 1997. This decrease is the result of the increase in sales volume and collection of the royalty and licensing fees as mentioned above. Along with the increase in revenue, the Company also attributes this decrease to the continued efforts taken by Management to reduce costs.

General and administrative expenses increased by 44% to $712,244 for the nine months ended September 30, 1998 from $491,736 for 1997. This increase is due to the continued operation of two facilities, legal fees to register as a reporting company and litigation fees regarding Solucorp. In addition, there were costs related to the closure of the New York facility under New York State Department of Environmental Conservation regulations. These costs, along with certain costs associated with the licensing revenue may continue to occur during 1998 and affect this trend.

Selling expenses decreased by 17% to $74,397 for the nine months ended September 30, 1998 as compared to $89,444 for the comparable period in 1997. This decrease is due to the continued efforts taken by management to cut back costs.

The Company incurred a net profit of $788,235 for the first nine months of 1998, a 606% increase from the net loss of -$155,684 for the same period in 1997, due to the increase in sales and other revenue and reduced costs mentioned above.

LIQUIDITY AND CAPITAL RESOURCES

The Company has relocated its facility to Paterson, New Jersey in March 1998. Management believes that this new location will result in additional business opportunities and lower operating costs. Management believes that current operations will provide adequate cash flow to meet current obligations.

The Company has working capital of $78,620 at September 30,1998 as compared to $131,736 at December 31, 1997. In addition, the Company has a negative cash flow of -$136,689 at September 30, 1998 as compared to the positive cash flow of $205,469 at December 31, 1997. This is due to the increase in capital expenditures incurred to relocate to its new facility in New Jersey, the operation of the Long Island facility at a loss, costs associated with the New York State closure, and the legal expenses mentioned above. Further, the Company incurred additional expenditures as a result of good faith reliance on the Solucorp agreement and contract damages also associated with this agreement. With the exception of the legal fees related to the Solucorp suit, these costs should conclude in the foreseeable future. As a result, the Company expects positive cash flow in future periods. The Company is also exploring areas to raise capital which include both debt and equity sources.

THE SOLUCORP AGREEMENT

In March of 1998, the Company signed a limited exclusive worldwide license agreement with EPS Environmental, Inc., dba Solucorp Industries, a publicly traded company, trading on the NASDAC electronic bulletin board ("SLUP") for the utilization of the Company's Patented Selected Separation Technology. This License Agreement was terminated on September 23, 1998. (See the "Legal Proceedings: General Comments with Reference to Solucorp").

LONG ISLAND FACILITY

KBF has operated the Long Island, New York and New Jersey facility simultaneously to date. The New York facility has been handling non-hazardous storm water during the closure process, which is not affecting the closure operation. The Long Island facility is in the process of transferring the Long Island assets to a wholly owned subsidiary (KBF-LI, Inc.). KBF-LI, Inc. will continue to operate the facility with the intention of selling it. The Company is presently party to a letter of intent with anticipated sale immediately following the closure of the facility. The letter of intent calls for a total price of $100,000, of which $40,000 has been received and is presented as a deposit payable on the balance sheet.
As of the date of this report, management is expecting to receive the closure certificate from the New York State Department of Environmental
Conservation imminently. The New York State Department of Environmental Conservation informed the Company during the first week in November that the facility is free of any environmental contaminants.

Management believes that there will be no significant additional costs during the closure. In addition, the Long Island operation is no longer subject to any lease provisions or obligations. KBF&AElig;s operation is facilitating the closure of the facility, which is to the benefit of the landlord, therefore no rent is being charged. There has been no lease provision between the parties since December 1997. Further, management believes that the sale of the Long Island facility will substantially mitigate any losses from the tangible and intangible assets remaining at the Long Island facility. The Long Island Facility is closed.

New Jersey Facility

The following is a schedule of the anticipated cost savings associated with the Companies move to Paterson New Jersey.
Expense                      Savings      Comments
Office and Facility Labor    $60,000      Cheaper Hourly rates
Rent                         $  0,00      Same monthly expense for twice the
                                          space
Utilities                    $25,000      Cheaper Electric Rates and Incentives
Real-estate Tax              $30,000      Cheaper Tax Rate
Telephones                   $15,000      Cheaper rates
Sewer Usage charge           $25,000      Built into real estate tax.


The Company increased depreciation resulting from the move of approximately $65,000 per annum.



   CERTAIN EVENTS
The  Company   filed suit against Solucorp Industries, Ltd.  (Solucorp)  on
October 7, 1998 for the Company's contract and fraud damages arising out of
its  now-terminated  License  Agreement  with  Solucorp.   The  Company  is
represented by the national law firm of Greenberg Traurig in this matter. Solucorp has yet to file an answer to the Company's complaint (See Item #2:
Legal Proceedings: General Comments with Reference to Solucorp).
Solucorp holds itself out to be an environmental service organization devoted to the development and marketing of innovative environmental technologies. KBF Pollution Management, Inc. (KBF) was introduced to Solucorp and its consultant, Joseph Kemprowski, by KBF&AElig;s former investment banker, M.H. Meyerson & Co., Inc. in December 1997. KBF had no affiliation with Solucorp, or any of its affiliates, preceding this introduction. This agreement remains the only affiliation the Company had with Solucorp. At this time, Solucorp and Kemprowski claimed to have executed contracts with the Chinese government for the remediation of contaminated sites in mainland China from which revenues would be made. Furthermore, Solucorp and Kemprowski made it clear that they had an extensive, global sales and marketing infrastructure. Management performed due diligence on the basis of publicly available information, Solucorp's filings and press releases, Meyerson&AElig;s analyst's reports on Solucorp, and numerous meetings with Solucorp executives, which included significant technical discussions covering a number of sites. In addition, there were discussions with Solucorp's Chinese marketing affiliates. There were other limited documents that Solucorp and Kemprowski disclosed. KBF was precluded from reviewing the executed Chinese contracts due to what Solucorp and Kemprowski represented to be as confidentiality agreements. Principals of M.H. Meyerson & Co., Inc., however, represented that they reviewed the pertinent agreements and advised KBF that the agreements had in fact been executed. After several months of negotiation, and with the recommendation of Meyerson, KBF and Solucorp enetered into an exclusive worldwide license for the marketing and sale of KBF's patented SST process.

The agreement called for a license fee of $500,000 due upon execution on March 20, 1998. The license fee was to be paid for with the issuance of 190,550 shares of free-trading, unrestricted Solucorp stock due upon execution. Solucorp represented that it had the ability to issue free-trading shares prior to execution and the License Agreement contained representations and warranties to that effect. Instead, in the end of May 1998, KBF received 190,550 shares of restricted, unregistered stock &ucirc; after having been given assurances that Solucorp and Kemprowski would register, repurchase and assist with the liquidation of the license fee stock at a rate of at least $100,000 per month. The shares were issued after the Securities and Exchange Commission had suspended Solucorp&AElig;s stock.
Despite countless requests and demands, Solucorp and Kemprowski never attempted to register the license fee stock, and they repurchased less than $50,000 worth of shares between March and September 1998.

YEAR 2000

The Company's State of Readiness

The Company's information technology systems are presently year 2000 compliant. All internal programs were written by Company's management with the year 2000 issue incorporated into the initial writing of the programs. The programs have been tested and management is satisfied that they are working properly.

Year 2000 compliance of the Company's non-information technology system has been addressed and management feels that systems in place are year 2000 compliant.

Management has received verbal confirmation from many of the third parties that provide services or products to the Company, and have been assured that they are year 2000 compliant. The Company is presently developing questionnaires to be answered by the third parties regarding their level of year 2000 compliance so that management has written confirmation as to their status before the year is complete.

The Costs to Address the Company's Year 2000 Issues

Management believes the estimated costs in connection with the third party compliance will not be significant.

The Risks of the Company's Year 2000 Issues

Given the nature of the business, management does not believe there is any significant risk and will not be any negative impact on their operations from any source.

The Company's Contingent Plans

Due to management's comfort with internal control over the information technology and non-information technology, the Company does not have a contingency plan. Regarding third parties, management believes any potential problems or losses arising from the unknown should be minimal.

OFFICER EMPLOYMENT CONTRACTS
The Contracts signed in November of 1997, (see Item 6, Employment Agreements) call for combined annual salaries for Lawrence M. Kreisler and Kathi A. Kreisler of $245,000. This amount will exceed the compensation presented in the 1997 financial statements by $89,000, mostly due to Kathi
A.  Kreisler's  payment of salary in stock options in  1997.   The
Company believes  that  it will be able to meet this increase in cash  rather
than options in the foreseeable future    .

ITEM 3.  DESCRIPTION OF PROPERTY

     On December 1, 1997, the Company began the relocation of its corporate offices, laboratory and main operational facility to Paterson, New Jersey. The new lease terms, which include a purchase option, are for $1,218,600 base rent to be paid monthly over 6 years commencing December 1997. The Company occupies the entire building of 60,000 square feet of space. Currently, all of the Company's waste recovery operations are conducted from the New Jersey facility.
     The Company's New York facility is located in a leased building in North Lindenhurst, New York. The Company occupies approximately 30,000 square feet of space, of the 68,000 square foot building. The Company will be occupying the building until closure of the facility is accepted by New York State Department of Environmental Conservation. The Company expects such acceptance to occur by July 1999.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of March 31, 1998, certain information concerning stock ownership by all persons known by the company to own beneficially 5% or more of the outstanding shares of the Company's Common Stock, each director, and all officers and directors of the Company as a group.

Name and Address of                   Amount and  Percentage
   Beneficial                         Nature of       of
Holder or Identity of                 Beneficial Outstanding
     Group                            Ownership   Stock (10)

  Kathi Kreisler                     17,476,953             19.66%
  One East Park Drive                   (1) (2)
  Paterson, NJ 07504

  Lawrence Kreisler                     9,876,953                11.11%
  One East Park Drive                   (1) (3)
  Paterson, NJ 07504

  Steven Lewen                        2,290,258                2.58%
  10 Cabriogt Lane                       (4)
  Melville, NY 11747

  Kevin Kreisler                        413,500                0.47%
  One East Park Drive                    (5)
  Paterson, NJ 07504

  Joseph J. Casuccio, Jr., CPA        1,548,842     2.051.47%
  7 North Equestrian Court               (6)
  Hauppauge, New York 11789

  Anthony Leteri                        433,000                0.49%
  18 Allenby Drive
  Northport, NY 11768

  Frederick Eisenbud                    409,013                0.46%
  7 Bradshaw Lane
  Fort Salonga, NY 11768

  All Officers & Directors           32,448,519               36.50%
  as a group Seven persons.              (7)

   Kreisler Family as A Group            27,972,406   31.46%
                                         (11)
1)   Mr. and Ms. Kreisler each disclaim beneficial ownership of the shares of Common Stock owned by the other.
2)   Includes 12,264,278 shares of exercisable options for Common Stock.
3)   Includes 4,664,278 shares of exercisable options for Common Stock.
4)   Includes 1,002,258 shares of exercisable options for Common Stock.
5)   Includes 400,000 shares of exercisable options for Common Stock.
6)   Includes 728,550 shares of exercisable options for Common Stock.
7) Does not include an aggregate of 40,000,000 shares of Common Stock issuable upon exercise of (i) options available for grant under the Company's Stock Option Plans and (ii) options granted to individuals other than officers, directors and principal stockholders of the Company.
8) Includes options exercisable for Common Stock, as set forth in footnotes 2,3,4,5, and 6.
9) There are currently 56,388,565 shares of Common Stock issued and outstanding as of the date hereof.
10)  Assumes  exercise  of options denoted in numbers 2  through  6  above
     totaling 19,059,364, for a total outstanding of            88,903,436    ,
     utilized for this percentage computation.
   11)Includes  stock  and options held by Lawrence M. Kreisler, Kathi  A.
      Kreisler, Kevin E. Kreisler and Scott C. Kreisler    .

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Identification of Directors.
                                                        Capacities
                                    Period Served   in which currently
Name                Age             as Director           serving

Lawrence Kreisler     52             Since 1984     Chairman
                                                    President

Kathi Kreisler        48             Since 1984     Vice President
                                                    Secretary, Treasurer
                                                    Director

Kevin Kreisler        26             Since July 1998 Vice President
                                                     Director

Robert Misa            42   1991 to February 1998  Vice President
                                                   Director

Frederick Eisenbud     52      Since January 1998  Director

Stephen Lewen          46      Since January 1998  Director

Joseph J.
Casuccio,Jr.,CPA  4   7             Since January 1998 Chief Financial Officer
                                                       Vice President
                                                       Director

Anthony Leteri         48   Since January 1998     Director

     Lawrence M. Kreisler, President of the Company, is a Co-founder of the Company and has been its Chairman of the Board and a Director since March 1984. Mr. Kreisler invented the technology with which the Company transacts its principal businesses (See "Patents and Proprietary
Information"). He served as Vice President, Secretary and Treasurer from March 1984 through December 1994. In January 1995, Mr. Kreisler accepted the Board nomination to serve as President of the Company. From 1973 to
1984 Mr. Kreisler managed pollution treatment systems for several companies in the metal finishing industries. Mr. Kreisler is the husband of Kathi Kreisler, Vice President, Secretary, Treasurer and a director of the Company. He is the father of Kevin Kreisler, Vice President and a director of the Company.
     Kathi Kreisler is a Co-founder of the Company and served as its President from 1984 through December 1994. She has been a Director since March 1984. In January 1995, Ms. Kreisler became Vice President, Secretary and Treasurer of the Company. From 1979 to 1984, Ms. Kreisler was a principal in Kreisler Bags (subsequently incorporated as Kreisler Bags and Filtration, Inc., which name was subsequently changed to KBF Pollution Management, Inc.). Ms. Kreisler is the wife of Lawrence Kreisler, President and Chairman of the Board of the Company. She is the mother of Kevin Kreisler, a Vice President and a director of the Company.
     Kevin Kreisler has been Vice President since January 1998 and director since July 1998. Mr. Kreisler has continuously worked for the Company in various part and full time capacities since 1990. He has also worked as a law clerk for several law firms and clinics during his tenure at law school (September 1995 to December 1997). Mr. Kreisler is a graduate of Rutgers
University   College   of  Engineering  (B.S.,  Civil   and   Environmental
Engineering, 1994), Rutgers University Graduate School of Management (M.B.A., 1995), and Rutgers University School of Law (J.D., 1997). He is the son of Lawrence Kreisler, President and Chairman of the Board of the Company, and Kathi Kreisler, a Vice President, Secretary, Treasurer and a director of the Company.
     Robert Misa became a Director of the Company in January 1991 and Vice President in 1994. Mr. Misa has been the owner of Caro-Bob Plumbing Supply, Inc. since 1974. Prior to that he owned and was engaged in various other plumbing supply businesses. Mr. Misa resigned from the Board in February 1998. He was succeeded by Kevin Kreisler.
     Frederick Eisenbud has been a director of the Company since January 1998. Since April 1998, Mr. Eisenbud has been the sole proprietor of the Law Office of Frederick Eisenbud in Hauppaugue, New York, which law office currently represents the Company in certain environmental matters. From 1990 until April 1998, Mr. Eisenbud was a partner of Cahn, Wishod & Lamb, L.L.P., a law firm specializing in environmental law and civil litigation, which firm represented the Company. In April 1998, Mr. Eisenbud resigned from that law firm. Cahn, Wishod & Lamb, L.L.P. no longer represents the Company. Since March 1998, Mr. Eisenbud has been President of Metal
Recovery Marketing, L.L.P., a firm which seeks to market the Company's technology to environmental consultants (See "Certain Relationships
and Related  Transactions.")   Mr. Eisenbud is a graduate of New York
University and Hofstra Law School.
     Dr. Stephen Lewen has served as a director of the Company since February 1998. Since 1982, Dr. Lewen has been a physician, and a member of Suffolk Opthamology Associates, P.C. in Bayshore, New York. Dr. Lewen is a graduate of Cornell University, Columbia University and Chicago Medical School.
     Joseph  J. Casuccio, Jr., CPA has served as a Chief Financial  Officer of the Company since July 1998, and as Vice-President and director since January 1998. Since 1985, Mr. Casuccio has been a partner at Werblin, Casuccio & Moses, a public accounting firm, which provides accounting
services   to   the  Company  (See  "Certain  Relationships   and
Related Transactions").   Mr.  Casuccio is a graduate of Suffolk  County
Community College and Long Island University.
     Anthony Leteri has served as a director of the Company since January 1998. Mr. Leteri has been president of Friendly Carting/USA Recycling, a private sanitation and recycling company, since 1980. Mr. Leteri attended the City University of New York at Queensborough and the State University of New York at Stony Brook.
     The Directors of the Company are elected at the annual meeting of stockholders, and serve until the next annual meeting of stockholders. The Company's executive officers are appointed by and serve at the discretion of the Board of Directors, subject to the terms and conditions of the employment agreements described below. There are no arrangements or understandings between any of the Directors of the Company and any other person pursuant to which such person was selected as a Director of the Company.
     At the December 23, 1997 Annual Shareholders meeting the following persons were elected to the Board of Directors for the year 1998: Lawrence
M. Kreisler, Kathi Kreisler, Robert W. Misa, Jr., Joseph J. Casuccio, Jr., CPA and Anthony Leteri. In January 1998, the Board of Directors approved Frederick Eisenbud to the Board and in February 1998, the Board of Directors further approved Steven Lewen to the Board. In July 1998, the Board of Directors approved Kevin Kreisler to succeed Robert Misa for the remainder of his term. Mr. Misa resigned from the Board in February 1998.

Identification of Executive Officers.

Name                    Age              Current Office Held
Lawrence Kreisler    52                  Chairman, President
Kathi Kreisler       48                  Vice President, Secretary, Treasurer
Kevin Kreisler    26                     Vice President
Joseph J.
Casuccio Jr.     47                      Vice President, Chief Financial Officer

     Both  Kathi  Kreisler  and Lawrence Kreisler entered  into  employment
agreements  with  the  Company  on November  7,  199    7
(collectively, the "Employment Agreements"). Pursuant to the Employment Agreements, both Ms. Kreisler and Mr. Kreisler shall serve the Company in their individual capacities for a five year period; however, the Employment Agreements shall be extended automatically each day for an additional day so the remaining term of the Employment Agreements will
continue to be five (5) years at all times.   Upon written notice by either
party, the &ocirc;evergreen&ouml; provision of the Employment Agreements will cease, and the final five- (5) year period will commence on the
date  of  such written  notice.   (See  &ocirc;Executive Compensation  -
Employment Arrangement&ouml;). As of the date hereof, the Company has not entered into any employment agreements with Joseph J. Casuccio, Jr., CPA or Kevin Kreisler.
     Each person selected to become an executive officer has consented to act as such and there are no arrangements or understandings between the executive officers or any other persons pursuant to which he or she was or is to be selected as an officer.
     For a description of the backgrounds of Ms. Kreisler, Mr. Lawrence Kreisler, Mr. Kevin Kreisler and Mr. Casuccio, see Identification of Directors.
     The information in the above tables is based in part upon information furnished by the respective persons listed above, and, in part, upon records of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning the compensation paid or accrued by the Company during the fiscal year ended December 31, 1996 to or on behalf of the Company's President and the one other named executive officer of the Company (hereinafter referred to as the "named executive officers") for services rendered in all capacities to the Company whose total aggregate salary and bonus exceeded $100,000:

                         SUMMARY COMPENSATION TABLE

                                                   Long
                        Annual Compensation        Term
                                               Compensation
Name and          Salary   Bonus  Other            Awards,       All Other
Principal   Year   ($)      ($)   Annual        Options/SARs  Compensation
Position                          Compensation

Kathi A.   1997    $3,500   -      See Below      -               -
Kreisler
Vice
President
           1996    $8,325   -         -         -         -
           1995        $2,153

Lawrence   1997    $152,503 -      See Below          -
Kreisler,
President
           1996    $195,474
           1995        $146,294

James      1996        0           $20,000
Aiello
Acting
CEO
           1997        0           $24,000
           1995        0

Kevin      1997        0           $20,000
Kreisler
           1996        0
           1995        0

     There  were new stock options granted to the named executive officers.
In  January  1998,  Kathi. Kreisler was issued 8 million options  for  past
services  rendered  and  unpaid  salary.  (See    "    Employment
Arrangements   "    )    totaling $640,000, which value is determined to be
$0.08  per  option    .  Lawrence Kreisler was issued 400,000 options for past
services rendered and unpaid  salary    totaling $32,000, which value is
determined to be $0.08 per option. It should be noted that utilizing the Black-Scholes model, these options would be valued at $0.0467 per share, however the Company decided to utilize a more conservative valuation to
prevent any  appearance  of impropriety    .  Certain stock options granted to
the executive officers were revised and reallocated. (See "Stock Options" for further information.) No stock appreciation rights were granted or exercised during such fiscal year.

     The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 1997 with respect to the Company's named executive officers. No stock appreciation rights were exercised or outstanding during such fiscal year.

         AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                AND FISCAL YEAR-END OPTION VALUES

                         Value                       Value of
                         Realiz      Number of     Unexercised in-
                           ed       Securities       the-Money
                 Shares  Market     Underlying     Options at FY-
                 acquir   price     Unexercised      End Market
                   ed     at FY     Options at        Price of
                           End    Fiscal Year-End  shares at FY-
                                        (#)         End ($) less
                                                   exercise price

Name           on          Exercise   Exerci  Unexerc  Exerci Unexer
               exercise(#)   less     sable   isable   sable  cisable
                           exercise
                            price)

Kathi Kreisler      0       -      4,262,278            N/A     N/A

Lawrence            0       -      4,262,278            N/A     N/A
Kreisler

     Since November 1994, there have been several grants of the Company's stock options. In December of 1997 the Company issued 800,000 incentive options to certain employees exercisable at $0.10 per share for a period of the (10) years from the date of grant. On January 2, 1998, the Company issued Kathi Kreisler 8,000,000 million incentive options for past services rendered. These options are exercisable at $0.08 per share for a period of ten (10) years from the date of grant. (See "Employment Arrangements"). On January 2, 1998, the Company issued Lawrence Kreisler 400,000 incentive options for past services rendered. These options are exercisable at $0.08 per share for a period of ten (10) years from the date of grant. (See "Employment Arrangements"). No stock appreciation rights were exercised during such fiscal year.

Employment Arrangements

     The Company has entered into an employment agreement with Lawrence M. Kreisler, as the Chairman of the Board and President of the Company,
   on     November    7    ,  1997  (the "Lawrence Kreisler  Employment
Agreement"). The Lawrence Kreisler Employment Agreement provides for a five-year term and shall be extended automatically each day for an additional day so that the remaining term of this agreement will continue to be five years at all times. Either party may by written notice, fix the term of the Lawrence Kreisler Employment Agreement at five years without additional extension and would then end on a date five years from the date of notice. Pursuant to the Lawrence Kreisler Employment Agreement,
Mr. Kreisler's annual  base salary  shall  be  $165,000, with    annual
cost of living adjustments. Mr. Kreisler is entitled to receive an annual bonus equal to 6% of the Company's annual net income before taxes, reimbursement of business related expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. The Company shall contribute 6% of the base weekly salary to Lawrence Kreisler's 401(k) savings plan.
     Lawrence Kreisler's employment may be terminated by the Company at any time for cause (as defined in the Lawrence Kreisler Employment Agreement) and his employment may be terminated at any time by the mutual consent of the Board of Directors and Mr. Kreisler. If Mr. Kreisler is terminated by the Company for cause, the Company is obligated to pay him all amounts due under the Lawrence Kreisler Employment Agreement, which have accrued but are unpaid as of the date of termination. The Lawrence Kreisler Employment Agreement also includes non-competition provisions which prevent Mr. Kreisler, during the term of the agreement, from participating, directly or indirectly, in the ownership, control, management or employ of any business entities other than the Company without the prior written consent of the Board of Directors.
     The  Company entered into an employment agreement with Kathi Kreisler,
as  Vice  President and Secretary Treasurer,    on             November
   7    ,1997 (the "Kathi Kreisler Employment Agreement"), which provides for a five-year term from the date signed and shall be extended automatically each day for an additional day so that the remaining term of this agreement will continue to be five years at all times. Either party may by written notice fix the term of this Agreement at five years without additional extension and would then end on a date five years from the date of notice. Pursuant to this agreement, Ms. Kreisler shall receive an annual base salary of $80,000, with cost of living adjustments. Ms. Kreisler is entitled to receive an annual bonus equal to 4% of the Company's annual net income before taxes, reimbursement of business related expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. The Company shall contribute 6% of the base weekly salary  to  Ms. Kreisler's 401(k) savings plan.
     Kathi Kreisler's employment may be terminated by the Company at any time for cause (as defined in the Kathi Kreisler Employment Agreement) and her employment may be terminated at any time by the mutual consent of the Board of Directors and Ms. Kreisler. If Ms. Kreisler is terminated by the Company for cause, the Company is obligated to pay her all amounts due under the Kathi Kreisler Employment Agreement, which have accrued but are unpaid as of the date of termination. The Kathi Kreisler Employment Agreement also includes non-competition provisions, which prevent Ms. Kreisler, during the term of the agreement, from participating, directly or indirectly, in the ownership, control, management or employ of any business entities other than the Company without the prior written consent of the Board of Directors.
     Kathi  Kreisler voluntarily lowered the amount of her 1997  salary  to
$3,500    ,             her 1996 salary to $8,325.00    , her 1995 salary to
$2,153,  her 1994 salary to $20,000 and deferred all 401k payments    . In
January 1998, the Company issued Ms. Kreisler 8,000,000 stock options, each convertible to one share of common stock at $0.08 per share for a period of ten (10) years from the date of issuance for past services rendered.
     In January 1998, the Company issued 400,000 stock options to Lawrence Kreisler for past services rendered as a result of voluntarily reducing his
salary.   Each  of  these stock options is convertible into  one  share  of common stock at $0.08 per share, for a period of ten (10) years from the date of issuance.
Stock Options.
     In October 1992, the Company issued stock options to purchase an aggregate of 690,000 shares of the Company's Common Stock at $0.l25 per share to the following individuals. The options are exercisable at any time, during the period December 31, 1992 through December 31, 1997. In December 1997, the Board of Directors voted to extend the exercisable time for another five years to December 31, 2002.

        Name                            Number of Shares

      Kathi Kreisler                     172,500
      Larry Kreisler                     172,500
      Arthur Holland                      86,250
      Robert Misa                         86,250
      Joseph Casuccio                     86,250
      David Halperin                      86,250

     At  the  Annual  Shareholders Meeting held on  November  4,  1996,     15
million             options    previously granted to Lawrence  M.  Kreisler
and Kathi  A.  Kreisler     were revised and reallocated in accordance  with
the following table and are immediately exercisable at $.10 per share for a period of 10 years, ending November 4, 2006.

       Name                            Number of Shares

      Larry Kreisler                    4,091,778
      Robert Misa                       1,259,870
      Arthur Holland                      526,886
      Kathi Kreisler                    4,091,778
      Joe Casuccio                        642,300
      David Halperin                    1,210,209
      Stephen Lewen                     1,002,258
      Stephen Jerome                    1,537,076
      Richard Moses                       601,845

     The  Company issued options on December 20, 1997, to certain employees to purchase 800,000 shares of Common Stock for $0.10 per share over a 10-year period beginning December 20, 1997. In January 1998, an additional 200,000 options were granted to employees under the same terms as mentioned above.
     Directors, who are not employees of the Company, receive stock options pursuant to the Company's Director Plan adopted in January 1998. The Director's Plan provides for automatic grants of options to the Company's eligible non-employee directors upon their election to the Board of Directors of the Company. For the fiscal year ending December 31, 1998, 100,000 options at an exercise price of 80% of the price of the stock as selling on January 1, 1998, will be granted to each Director who has served as a director for the entire year under the Directors Plan. The options will be issued December 31, 1998. The options are exercisable for a period of 10 years, none of which have been exercised.
     In June 1996, the Company issued 83,871 common stock options, exercisable at $0.155 per share to Stephen Feldman, Esq. for services rendered. The options shall expire in January 2001.
     The Company entered into an agreement with M.H. Meyerson & Company ("Meyerson") dated June 8, 1995, whereby Meyerson would provide planning, structuring, strategic and other investment banking services to the
Company.     This agreement was terminated on August  27,  1998  for  reasons
impacting on various issues of non-performance and conflicts of interest    .
     Under the agreement, Meyerson was to be granted warrants to purchase a total of 1,500,000 shares of common stock with an exercise price of $0.15 per share. The warrants and the underlying shares would be exercisable anytime between June 1997 and June 2000. In March 1998, the Company agreed to issue additional warrants to purchase a total of 2,500,000 shares of common stock with an exercise price of $0.25 per share in exchange for investment banking services. The warrants and underlying shares will expire by March 2003. To date no warrants have been exercised.
        On September 8, 1998, both Meyerson agreements were replaced with a new warrant agreement to purchase total of 1,500,000 shares at $0.15 and 250,000 shares of restricted stock. The warrants and the underlying shares
would  be                exercisable at anytime between September 8,  1998
and August  30,  2003. And are callable by the Company on November  8,  1999
@ $0.01 per option    .
     In January 1998, the Company issued 125,000 options to purchase common stock exercisable at $0.25, callable at $0.01 a share one year from the date of issuance to Universal Process Equipment in exchange for equipment. These options expire in December 2003.

Stock Option Plan
     In January 1987, the Company adopted an Incentive Stock Option Plan (the "ISO Plan") covering 50,000,000 shares of the Company's Common Stock, pursuant to which employees, including officers, of the Company are eligible to receive incentive stock options as defined under the Internal Revenue Code of 1986, as amended. Under the ISO Plan, options may be granted at not less than 80% (110% in the case of 10% shareholders) of the fair market value (100% of the closing bid price on the date of grant) of the Company's Common Stock on the date of grant. Options may not be granted more than ten years from the date of adoption of the ISO Plan. Options granted under the ISO Plan must be exercised within then (10) years from the date of grant. The optionee may not transfer any option except by will or by the laws of descent and distribution. Options granted under the ISO Plan must be exercised within three months after termination of employment for any reason other than death or disability and within one year after termination of employment due to death or disability. The Board of Directors of the Company has the power to impose additional limitations, conditions and restrictions in connection with the grant of any option. The
ISO expired in November of 1992.
     In November of 1994 the Company revised and renewed the Incentive Stock Option Plan to cover Employees, Officers and Directors. The revised plan covers the same 50,000,000 shares of the Company&AElig;s Common Stock as the expired plan, pursuant to which employees, including Officers and Directors of the company are eligible to receive incentive stock options as defined under the Internal Revenue Code of 1986, as amended. Under the plan, options may be issued as an incentive for services rendered. Optionees shall not be restricted as to assignment or transferability. The Board of Directors has the authority to set the price of the option at the time of the grant. Options may be exercised for a period of 10 years from the date of grant and will expire if not exercised during this period of time.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1992, the Company purchased supplies and components from Caro-Bob Plumbing Supply, Inc. (Caro-Bob"), a company owned by Robert Misa, a director of the Company, for an aggregate of approximately $37,693. In August 1992, the Company issued 300,000 shares of Common Stock to Mr. Misa in lieu of payment of $30,000 of the outstanding amount due. In April 1996, Caro-Bob Plumbing Supply received, as agreed, 480,000 shares, at $0.125 per share, in lieu of money for purchases made by the Company for supplies and components in previous years. The shares were valued at $.125 per share.
     Kathi Kreisler and Lawrence Kreisler have personally guaranteed the Company's obligations under four capital leases and three operating leases. At December 31, 1997, the Company's obligations under such leases and note aggregated $290,760 as compared to $502,265 at December 31, 1996. Under an agreement signed November 7, 1997, both Lawrence Kreisler and Kathi Kreisler are to receive one percent (1%) per annum of the average amount of the Company's indebtedness outstanding in each month to which Lawrence Kreisler and Kathi Kreisler are guarantors, or $3,000.00 per month, whichever is greater. To date, no payment on this agreement has been made.
   Pursuant to the mutual agreement of the Company and Mr. Kreisler and Ms. Kreisler, this agreement was terminated on January 1, 1998. No payments
shall be payable to                Mr. Kreisler and Ms. Kreisler    .
     In February 1994, Robert Misa, a director of the Company, furnished $60,000 and another stockholder furnished $25,000 as collateral for an $85,000 loan to the Company from Fleet Bank. The loan carried interest at the prime rate, and interest was payable only for the first two years, and thereafter payments of principal and interest would be required from the Company. In consideration for furnishing the collateral, the Company would either issue Common Stock at a purchase price of $0.l25 per share upon maturity of the loan or ten-year options to purchase 30,000 shares of Common Stock at an exercise price of $.10 per share for each $10,000 of collateral furnished. In April 1994, the stockholder who furnished the $25,000 converted his loan into shares of common stock pursuant to the Company's 1993/94 private placement offering. It was agreed by the Company and Robert Misa that in July 1995, the collateral was used to pay the loan
in  full.  In March 1996, Robert Misa    , who furnished the $60,000,
received 484,000  shares  of  Common Stock  under the terms and  conditions
of  the agreement.    These shares were valued at $0.125 per share    .
     The   Company  issued  stock  under  a  consulting  agreement  to  RTP
Environmental  Associates for consulting work done in relationship  to  the
6NYCRR  373  permit  and  other  permits  required  by  the  Company.   RTP
Environmental Associates received 400,000 shares of the Company's common stock, valued at $0.125 per share. In 1996, the Company issued to Steven Feldman, Esq. 83,871 stock options, which upon exercise will retire the related account payable debt. In 1996, the Company issued 86,250 options to retire certain vendor accounts payable debt of $30,000.00 to Halperin &
Halperin,  P.C.  and  $50,000.00 to Cahn Wishod & Lamb,  L.L.P.   Frederick
Eisenbud, a director of the Company, was a partner of Cahn, Wishod & Lamb, L.L.P.

     In May 1996, a new company was formed to handle the transportation needs of KBF Pollution Management, Inc. The new company, Metal Recovery
Transportation Corp. is owned solely by Lawrence Kreisler.   (See "Certain
Relationships  and Related Transactions.")          Metal  Recovery
Transportation Corporation was formed without any financial assistance from KBF and is not yet profitable. Metal Recovery Transportation has permits in New York, New Jersey, Connecticut, Rhode Island, Massachusetts and New Hampshire.
     In May 1997, the Company formed American Metals Recovery, Corp., Gryphon Industries, Inc., and AMR, Inc. pursuant to the laws of the State of Nevada. On May 6, 1997, the Company acquired 100% of the shares of each
of   these  three  (3)  corporations.   As  of  the  date  hereof,  Gryphon
Industries, Inc. and AMR, Inc. are inactive. The Company conducts all of the operations of its New Jersey facility through American Metals Recovery Corp.
     On June 24, 1998, the Company formed KBF-LI, Inc., pursuant to the laws of the State of New Jersey. On June 24, 1998, the Company acquired 100% of the issued and outstanding common stock of KBF-LI, Inc21. Effective
     July 1, 1998, all of the operations of the Company&AElig;s New York facility, including closure proceedings of such facility, are conducted through KBF-LI, Inc.
     In November 1997, the Company executed a License Agreement with Lawrence Kreisler, President of the Company. Mr. Kreisler granted the Company a worldwide, exclusive license to Mr. Kreisler's Patent Rights that are defined as "The Selective Separation Technology" for the purpose of resource recovery of industrial metal bearing waste." (See "Description of Business - Patents and Proprietary Information"). The license applies to
any  improvements  or  related  inventions.  The  Company  may  assign   or
sub-license the License with prior written consent which shall not be unreasonably withheld. Mr. Kreisler shall receive $10,000 for all prior use of the technology and a royalty fee based on a per gallon rate which differs according to the type and quantity of material processed. The License Agreement has a minimum 15-year term after which time changes to
5-year  evergreen  term.               In accordance with Schedule  B  of
the  relevant License  Agreement,  the                condition  upon  which
royalty payments begin to accrue has not yet been                satisfied by
the Company.  Accordingly, no royalty payments have been made or  accrued.
The Company  anticipates  the                relevant  condition  to  be
           satisfied by the Company in the second quarter 1999    .
     Joseph J. Casuccio, Jr., CPA, Chief Financial Officer, Vice President and a director of the Company, is a partner of the accounting firm, Werblin, Casuccio & Moses, which firm is the internal accountant for the Company. (See "Management.")
     Since March 1998, Frederick Eisenbud, a director of the Company, has been President of Metal Recovery Marketing, L.L.P., a firm which seeks to market the Company's technology to environmental consultants. The Company has entered into an agreement with Metal Recovery Marketing, L.L.P., pursuant to which Metal Recovery Marketing, L.L.P. will seek to market the Company's technology. Additionally, from April 1990 to April 1998, Mr. Eisenbud was a partner at the law firm of Cahn, Wishod & Lamb, L.L.P., which firm represented the Company. In April 1998, Mr. Eisenbud resigned from that law firm. Cahn, Wishod & Lamb, L.L.P. no longer represents the Company. The Law Firm of Frederick Eisenbud, of which Mr. Eisenbud is sole proprietor, currently represents the Company on certain environmental matters. (See "Management.")

ITEM 8.  DESCRIPTION OF SECURITIES

Qualification: The following statements constitute brief summaries of the Company's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

Common Stock: The Company&AElig; articles of incorporation authorize it to issue up to 500,000,000 shares of Common Stock, $.00001 par value per share. All outstanding shares of Common Stock are legally issued, fully-paid and non-assessable.

Liquidation Rights: Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights: There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights: Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock in the event of a subsequent offering.

Transfer Agent: The Company&AElig;s transfer agent is American Stock Transfer & Trust.

                                  PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Company's Common Stock is traded in the over-the-counter market on the National Association of Securities Dealers, Inc. Electronic Bulletin Board.
     The following table sets forth, for the periods indicated, the range of high and low bid prices for the Company's Common Stock as reported by the NASDAQ Electronic Bulletin Board of the National Quotation Bureau, Incorporated.
     The bid quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                       High       Low
  1995
     First Quarter                     0.09       0.05
     Second Quarter                    0.17       0.06
     Third Quarter                     0.4375     0.14
     Fourth Quarter                    0.34375    0.18
  1996
     First Quarter                     0.23       0.1875
     Second Quarter                    0.25       0.20
     Third Quarter                     0.375      0.23
     Fourth Quarter                    0.375      0.19
  1997
     First Quarter                     0.25       0.09
     Second Quarter                    0.17       0.08
     Third Quarter                     0.25       0.13
     Fourth Quarter                    0.40       0.16
      1998
     First Quarter                     0.81       0.41
     Second Quarter                    0.17       0.16
     Third Quarter                     0.25       0.16

  Approximate number of holders

  Titles of Class                       of record as of March 27, 1998

  Common Stock, .00001 par value              2,500

     The number of holders does not give effect to beneficial ownership of shares held in the street name of stock brokerage houses or clearing agents and does not necessarily reflect the actual ownership of the shares.

Dividends.
     The Company has never paid a cash dividend on its Common Stock and management has no present intention of paying dividends in the foreseeable future. The policy of the Company is to retain earnings and utilize the funds for Company operations. Future dividend policy will be determined by the Board of Directors based on the Company's earnings, financial condition, capital requirements and other existing conditions.

ITEM 2.  LEGAL PROCEEDINGS

                The Company has filed suit against Solucorp Industries, Ltd. for the Company's contract and fraud damages arising out of its now-terminated License Agreement with Solucorp. The Company is represented by the national law firm of Greenberg Traurig in this matter. Solucorp has yet to file an answer to the Company's complaint.

General Comments with Reference to Solucorp:
     Solucorp holds itself out to be an environmental service organization devoted to the development and marketing of innovative environmental technologies. KBF was introduced to Solucorp and its consultant, Joseph Kemprowski, by KBF's former investment banker, M.H. Meyerson & Co., Inc.
last December. KBF had no affiliation with Solucorp, or any of its affiliates, preceding this introduction. This agreement remains the only affiliation the Company had with Solucorp. At this time, Solucorp and Kemprowski claimed to have executed contracts with the Chinese government for the remediation of contaminated sites in mainland China from which revenues would be made. Furthermore, Solucorp and Kemprowski made it clear that they had an extensive, global sales and marketing infrastructure. Management performed due diligence on the basis of publicly available information, Solucorp's filings and press releases, Meyerson's analyst's reports on Solucorp, and numerous meetings with Solucorp executives, which included significant technical discussions covering a number of sites. In addition, there were discussions with Solucorp's Chinese marketing affiliates. There were other limited documents that Solucorp and Kemprowski disclosed. KBF was precluded from reviewing the executed Chinese contracts due to what Solucorp and Kemprowski represented to be as confidentiality agreements. Principals of M.H. Meyerson & Co., Inc., however, represented that they reviewed the pertinent agreements and advised KBF that the agreements had in fact been executed (Meyerson was our investment banker at the time and we enjoyed a fiduciary relationship with them pursuant to which Meyerson had an affirmative obligation to perform this additional due diligence on our behalf).
     After several months of negotiation, and with the recommendation of Meyerson, KBF and Solucorp entered into an exclusive worldwide license for the marketing and sale of KBF's patented SST process. The agreement called for a license fee of $500,000 due upon execution on March 20, 1998. The license fee was to be paid for with the issuance of 190,550 shares of free-trading, unrestricted Solucorp stock due upon execution. Solucorp represented that it had the ability to issue free-trading shares prior to execution and the License Agreement contained representations and warranties to that effect. Instead, in the end of May 1998, KBF received 190,550 shares of restricted, unregistered stock &ucirc; after having been given assurances that Solucorp and Kemprowski would register, repurchase and assist with the liquidation of the license fee stock at a rate of at least $100,000 per month. The shares were issued after the U.S. Securities and Exchange Commission had suspended Solucorp's stock. Despite countless requests and demands, Solucorp and Kemprowski never attempted to register the license fee stock, and they repurchased less than $50,000 worth of shares between March and September 1998.
     Solucorp&AElig;s breach of these, and many other terms of the license agreement was at considerable cost to KBF. In good faith reliance on the agreement, KBF expended several hundred thousand dollars in supporting Solucorp&AElig;s sales efforts. According to the agreement, KBF was never supposed to expend any of its capital derived from sources other than the two fees in providing Solucorp with support.
     Further, Management discovered that much of what had been represented to KBF by Solucorp and Kemprowski with reference to Solucorp&AElig;s executed agreements in China, the extent of its sales and marketing capabilities and its ability to register, repurchase and liquidate the shares was not true.
     In August 1998, in a final attempt to turn the Solucorp relationship into a profitable venture, Management negotiated a modification that accounted accurately for Solucorp&AElig;s ability to pay the fees and to market SST. The modification would have stripped Solucorp of the license to the technology and required the payment of additional compensation to remedy the damages KBF had suffered by that time. A letter of intent was executed and the modification was drafted but negotiations broke down in the following weeks. On September 23, 1998, KBF formally noticed Solucorp of Termination and KBF filed suit against Solucorp and Kemprowski for breach of contract and fraud damages.
     The Company will pursue its interests against Solucorp and Kemprowski and is seeking damages commensurate with the Company's good faith expenditures, contract damages (which include the license fee and the first year&AElig;s worth of accrued minimum royalty) and fraud damages. Despite its pending litigation and anticipated receipt of damages, the Company has serious doubts as to whether Solucorp will remain a going concern and will
have the ability to remedy KBF's damages    .

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Shapiro, Bress & Goldstein, L.L.P. (formerly known as Shapiro & Bress CPA's, P.C. and Shapiro, Bress & Guidice CPA's, P.C.) was formerly engaged to audit the financial statements of the Company. Effective January 10, 1997, Shapiro Bress & Goldstein, L.L.P., resigned from this position.
Shapiro Bress & Goldstein, L.L.P.'s resignation is not due to any disagreements on any matter, transaction or event, with respect to accounting principals or practices, financial statements, disclosure or auditing scope or procedure, at any time during the engagement of Shapiro Bress & Goldstein, L.L.P. as auditor of the Company's financial statements. The Company's Board of Directors has approved the hiring of Irving Handel & Co., 112 Irving Place, Woodmere, New York 11598, as the Company's new auditor, effective immediately.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     Commencing November 1997, the Company offered up to 12,500,000 shares of common stock at $0.08 per share. This offering was made pursuant to an exemption from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. The offering was approved and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange Commission.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Indemnification: The Company shall indemnify to the fullest extend permitted by, and in the manner permissible under the laws of the State of New York, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officers of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.
     Insofar as indemnification for liabilities arising under the Act may be permitted to director, officers and controlling person of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION, AND IS THEREFOR UNENFORCEABLE.

PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:
Independent Auditor's Report;
Balance Sheet as of December 31, 1996 (audited); December 31, 1997 (audited); June 30, 1998 (unaudited);
Statements of Income for the periods January 1, 1996 to December 31, 1996 (audited); January 1, 1997 to December 31, 1997 (audited); and January 1, 1998 to June 30, 1998 (unaudited);
Statements of Cash Flows for the periods January 1, 1996 to December 31, 1996 (audited); January 1, 1997 to December 31, 1997 (audited); and January 1, 1998 to June 30, 1998 (unaudited);
Statement of Changes in Stockholders Equity for the period January 1, 1996 to December 31, 1996 (audited); January 1, 1997 to December 31, 1997 (audited);
Notes to Financial Statements.
   Financial data schedule-December 31, 1997 - exhibit 27
Financial data schedule-September 30, 1998 - exhibit 27

IRVING HANDEL P.C.                                 TEL: 516-295-9290
CERTIFIED PUBIC ACCOUNTANTS                        FAX: 516-295-9298
112 IRVING PLACE - WOODMERE, NY  11598

               INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of KBF Pollution Management, Inc.

     We have audited the accompanying balance sheet of KBF Pollution Management, Inc. as of December 31, 1997 and 1996, and the related statement of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a responsible basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBF Pollution Management, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.
  /s/ Irving Handel & Co.
  IRVING HANDEL & CO.


March 20, 1998
Woodmere, NY  11598



               KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                               BALANCE SHEET
                                  ASSETS
                                        12/31/97   12/31/96
CURRENT ASSETS:
   Cash                            $    224,643  $  19,174
   Cash - Restricted                     27,500     27,500
   Trade Accounts Receivable (Net of
     allowance for doubtful accounts
     of $26,782 & 29,563)               241,041    266,065
   Other Receivables                     49,572     69,912
   Inventories                           11,670     17,779
   Prepaid Expendable Supplies           14,246     18,993
   Other Prepaid Expenses               193,780     12,752
   Total Current Assets                 762,452    432,175
FIXED ASSETS :
     Property, Equipment & Improvements
  (Net of Accumulated Depreciation &
  Amortization of $1,670,954 & $1,467,315)  832,851   1,027,102
     Leased Property under Capital Lease
  Obligations(Net of Accumulated
  Depreciation & Amortization of
  $378,869 & $345,140)                      108,030    141,758
     Non Expendable Stock, Parts & Drums    139,368    139,368
  Total Fixed Assets, Net                 1,080,249  1,308,228

OTHER ASSETS:
     Security Deposits                        7,662     12,406
     Patent (Net of Accumulated Amortization
  of $11,164 & $9,968)                        9,165     10,361
     Capitalized Permit Costs                89,179     95,580

  Total Other Assets                        106,006    118,347

TOTAL ASSETS                             $1,948,707 $1,858,750

See accompanying notes and accountant's report.


               KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                               BALANCE SHEET
                    LIABILITIES & STOCKHOLDERS' EQUITY

                                         12/31/97      12/31/96
CURRENT LIABILITIES:
  Accounts Payable - Trade                $454,657     $491,156
     Accrued Expenses                       52,354     157,270
     Taxes Withheld & Accrued               11,873      13,127
     Current Portion of Long-Term
     Debt                                   60,000      81,637
     Current Portion of Capital Lease
     Obligations                            51,832      77,773
     Total Current Liabilities             630,716     820,963

LONG-TERM LIABILITIES:
  Capital Lease Obligations (Net of
  Short Term Portion)                      189,977     228,885
  Total Long-Term Liabilities              189,977     228,885

STOCKHOLDERS' EQUITY :
  Com. Stock par value .00001 per sh.
   Authorized - 500,000,000 shares
   Issued & Outstanding
   Dec.   31,  1997  -  49,112,690              491
   Dec. 31, 1996 - 43,405,546                                 434
   Capital in Excess of Par Value          4,871,362    4,344,671
   Retained Earnings (Deficit)            (3,743,839)  (3,536,203)
   Total Stockholders' Equity              1,128,014      808,902

TOTAL LIABILITIES
& STOCKHOLDERS' EQUITY                    $1,948,707   $1,858,750


See accompanying notes and accountant's report.


               KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                               September 30, 1998
                               BALANCE SHEET
                                  ASSETS

                                          9/30/98     12/31/97
                                         Unaudited    Audited

CURRENT ASSETS:

 Cash                              $     87,954 $    224,643
 Cash - Restricted                       27,500       27,500
 Trade Accounts Receivable (Net of
  allowance for doubtful accounts
  of $27,870 & $26,782)                 265,835      241,041
 Marketable Securities -
 Restricted (Note 5)                    137,447            0
 Other Receivables                       87,900       49,572
 Inventories                             22,473       11,670
 Prepaid Expendable Supplies             14,246       14,246
 Other Prepaid Expenses                  14,309      193,780

     Total Current Assets                657,664     762,452

FIXED ASSETS:
 Property, Equipment & Improvements
  (Net of Accumulated Depreciation &
   Amortization of $1,841,061 &
   $1,670,954)             1,770,501     832,851
 Leased Property under Capital Leases
  (Amortization of $396,004 & $378,869)   140,902     108,030
 Non Expendable Stock, Parts & Drums      139,367      139,368

     Total Fixed Assets, Net             2,050,770   1,080,249

OTHER ASSETS:

   Security Deposits                       8,002        7,662
   Other Receivables (Note 6)            344,212            0
   Patent (Net of Accumulated
   Amortization of $12,061 & $11,164)     13,189        9,165
   Capitalized Permit Costs               87,279       89,179

     Total Other Assets                  452,682      106,006

          TOTAL ASSETS                   $3,161,116  $1,948,707


              KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                            September 30, 1998
                               BALANCE SHEET
               LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)


                                         9/30/98     12/31/97
                                        Unaudited    Audited
CURRENT LIABILITIES:

   Accounts Payable - Trade             $422,231   $ 454,657
   Accrued Expenses                       48,163      52,354
   Taxes Withheld & Accrued                5,289      11,873
   Deposit Payable                        40,000           0
   Current Portion of Long - Term
    Debt                                       0      60,000
   Current Portion of Capital Lease
    Obligations                           63,361      51,832

     Total Current Liabilities           579,044     630,716

LONG-TERM LIABILITIES:

   Long - Term Lease Obligations         183,721     189,977

     Total Long - Term Liabilities       183,721     189,977

STOCKHOLDERS' EQUITY (DEFICIT) :

   Com. Stock par value .00001 per sh.
   Authorized - 500,000,000 shares
   Issued & Outstanding
       September 30, 1998 - 58,501,160       585
       Dec. 31,  1997 - 49,112,690                       491
   Capital in Excess of Par Value      5,675,938   4,871,362
   Unrealized Gain (Loss)on
    Available-for-Sale Securities      (322,574)           0
   Retained Earnings (Deficit)       (2,955,598) (3,743,839)
      Total Stockholders'
       Equity (Deficit)               2,398,351    1,128,014

TOTAL LIABILITIES
     & STOCKHOLDERS' EQUITY (DEFICIT) $3,161,116  $1,948,707


See accompanying notes to financial statements.


               KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                            STATEMENT OF INCOME


                                   YEAR ENDED  YEAR ENDED   YEAR ENDED
                                 12/31/97   12/31/96    12/31/95

REVENUES                        $1,926,895 $1,972,964  $1,823,390
LESS: Cost of Operations        1,277,974  1,342,591   1,266,397
Gross Profit                      648,921    630,373    556,993
LESS:
  General & Admin. Expenses       806,027  1,041,264    795,812
   Advertising                      7,519      7,986      6,295
   Maintenance & Repairs           42,246     40,770     57,127
Operating Income (Loss)         (206,871)  (459,647)   (302,241)

OTHER INCOME (EXPENSES):
Other Income                           0       4,500      6,608
Interest Income                    1,236       1,096        975
Interest Expense                  (1,656)   (11,254)   (59,745)
Income (Loss) before Provision
  for Income Tax                (207,291)  (465,305)   (354,403)
Less: Income Tax Provision           344       3,093      2,742
NET INCOME (LOSS)               $(207,635) $(468,398)  $(357,145)

EARNINGS PER COMMON SHARE: (Note 11)

BASIC    $(.0   1            )     $(.01        )     $(.0   1            )
DILUTED  $(.0   1            )     $(.01        )     $(.0   1            )


              See accompanying notes and accountant's report



               KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                            STATEMENT OF INCOME

                               SEPTEMBER 30, 1998
                            STATEMENT OF INCOME
                                (Unaudited)




                             NINE MONTHS ENDED
                                             9/30/98    9/30/97
REVENUES                                  $2,568,115 $1,443,271
LESS: Cost of Operations                     992,345    992,172

Gross Profit                               1,575,770    451,099

LESS: General & Admin. Expenses              712,244    491,736
      Selling Expenses                        74,397     89,444

Operating Income (Loss)                      789,129  (130,081)

OTHER INCOME (EXPENSES):

Interest Income                               24,032        750
Interest Expense                            (20,139)   (23,949)
Income Tax Provision                         (4,787)    (2,404)
NET INCOME (LOSS)                            788,235  (155,684)
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized Holding Losses                  (322,574)          0

COMPREHENSIVE INCOME (LOSS)               $  465,661  $(155,684)

Number of Shares Outstanding              58,501,160  43,743,565

Earnings Per Share from Operations        $      .01  $   (.01)

Earnings Per Share - Net Income (Loss)    $      .01  $   (.01)

See accompanying notes to financial statements.


              KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          STATEMENT OF CASH FLOWS
                                         YEAR ENDED  YEAR ENDED  YEAR ENDED
                                          12/31/97    12/31/96   12/31/95
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash  Received from Customers      $ 1,954,700  $1,943,907   $1,802,046
  Cash Paid to Suppliers & Employees (2,078,014)  (1,917,696)  (1,742,432)
  Interest & Dividends Received            1,236       1,096          975
  Interest Paid                         (34,601)    (11,064)      (43,007)
  Income Taxes Paid                        (604)    (3,595)        (4,215)
Net Cash Provided (Used) by
Operating Activities                   (157,283)     12,648         13,367
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash Purchases of Equipment            (9,390)    (25,995)       (44,525)
  Cash Purchases of Intangible &
  Other Assets                                 0    (2,448)       (13,062)
  Proceeds from Disposal of Other Assets       0     53,494             0
Net Cash Provided (Used) in Investing
Activities                               (9,390)     25,051        (57,587)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Sale of Stock &
     Warrants                            518,228          0        125,500
  Underwriting Costs                    (59,600)    (35,315)           0
  Proceeds from Long-Term Debt              0        60,000            0
  Repayment of Long-Term Debt &
     Capital Lease Obligations          (86,486)    (54,235)       (82,173)
Net Cash Provided (Used) by Financing
Activities                               372,142   (29,550)         43,327
NET INCREASE (DECREASE) IN CASH          205,469      8,149         (893)
CASH at Beginning of Year                 19,174     11,025        11,918
CASH at End of Year                    $ 224,643  $  19,174     $  11,025

              See accompanying notes and accountant's report.


              KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          STATEMENT OF CASH FLOWS
                                        YEAR ENDED  YEAR ENDED  YEAR ENDED
                                         12/31/97    12/31/96   12/31/95
RECONCILIATION OF NET INCOME TO NET
CASH FROM OPERATING ACTIVITIES:
NET INCOME (LOSS)                    $(207,635) $(468,398)  $(357,145)
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
  Depreciation                         237,368    193,745   298,194
  Amortization                           1,196      1,196     1,196
  Cash value of Officer's Life Ins.          0        442     2,682
  Accounts Payable Paid in Stock        22,830    178,937    50,000
   Consulting Fees Paid in Stock/Options 45,290         0  (31,392)
  Bad Debts                             (2,781)     2,906     2,134
  Write-off of Patent                        0     11,207         0
  Write-off of Permit Costs              6,401          0         0
  Proceeds from Sale of Equipment            0    (4,500)   (6,000)
  (Increase) Decrease in:
     Trade Accounts Receivable          27,805   (82,323)    31,923
     Other Receivables                  20,340   (69,912)
     Inventories                         6,109    (4,410)    22,307
     Prepaid Expenses & Deposits     (171,537)     16,945    27,224
     Non-Expendable Stock, Parts & Drums     0          0      (146)
  Increase (Decrease) in:
     Accounts Payable                 (36,499)    155,737   (19,731)
     Withholding Taxes Payable         (1,254)      (132)      (512)
     Accrued Expenses                (104,916)     81,208    (7,367)
                                     $(157,283) $  12,648    $13,367
SUPPLEMENTAL SCHEDULE OF NON-CASH
INVESTING AND FINANCING ACTIVITIES:
Options & Warrants issued for the
payment of consulting fees.          $ 463,220  $       0   $     0
Common Stock and Options issued for the
payment of accounts payable.         $  22,830  $ 178,937   $50,000
Security Deposit paid with proceeds from
sale of equipment.                   $       0  $   4,500   $     0

              See accompanying notes and accountant's report.


             KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                               SEPTEMBER 30, 1998
                          STATEMENT OF CASH FLOWS
                                (Unaudited)

                                              NINE MONTHS ENDED
                                            9/30/98       9/30/97
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received from Customers            $ 1,338,870   $1,488,803
 Cash Paid to Suppliers & Employees        (806,286)  (1,521,646)
 Interest & Dividends Received                 1,420          750
 Interest Paid                              (20,207)      (7,587)
 Income Taxes Paid                           (4,672)        (604)
Net Cash Provided (Used) by
Operating Activities                         509,125    (40,284)
CASH FLOWS FROM INVESTING ACTIVITIES:

 Cash Purchases of Equipment              (1,107,757)      (758)
Net Cash Provided (Used) in Investing
Activities                                (1,107,757)      (758)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from Sale of Stock &
 Warrants                                  506,670      93,298
 Payment of Underwriting Costs                   0      (5,000)
 Repayment of Long-Term Debt &
     Capital Lease Obligations             (44,727)    (38,858)
Net Cash Provided (Used) by Financing
Activities                                  461,943      49,440
NET INCREASE (DECREASE) IN CASH           (136,689)       8,398
CASH at Beginning of Period                 224,643      19,174
CASH at End of Period                     $  87,954    $ 27,572

              KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES

                            SEPTEMBER 30, 1998
                          STATEMENT OF CASH FLOWS
                                (Unaudited)



                                            NINE MONTHS ENDED
                                           9/30/98       9/30/97
RECONCILIATION OF NET INCOME TO NET
CASH FROM OPERATING ACTIVITIES:
NET INCOME (LOSS)                        $788,235      $(155,684)
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
    Depreciation                         187,242         177,180
    Amortization                             897             897
 Consulting & Professional Fees
 Paid in Stock                                 0         15,330
 Bad Debts                                 1,088         (4,554)
(Increase) Decrease :
      Trade Accounts Receivable          (25,882)         45,532
      Other Receivables                  (842,561)      (14,388)
      Inventories                        (10,803)          2,339
      Prepaid Expenses & Deposits        176,110           8,785
Increase (Decrease) in:
      Accounts Payable                   155,574        (12,908)
      Withholding Taxes Payable          (6,584)             431
      Deposit Payable                     40,000               0
  Accrued Expenses                       45,809        (103,244)

                                        $509,125        $(40,284)

Supplemental schedule of non-cash
investing and financing activities:

Common Stock and Options issued for the
payment of accounts payable and
accrued expenses.                      $238,000       $    5,330

Common Stock issued for the payment
of notes payable.                      $ 60,000        $      0

Common Stock received for the
payment of other receivables.           $500,000        $      0

Revaluation of Common Stock received.   $(322,574)      $      0



                    See accompanying notes to financial statement








               STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                      JANUARY 1, 1995 TO DECEMBER 31, 1997

                            Common Stock
         Common Stock     Purchase Warrants    Capital In   Retained
      (Par Value $.00001)(Stated Value $.0001)               Excess  Earnings
           Shares   Amount   Warrants  Amount   of Par    (Deficit)   Total

BALANCE,
January 1, 1995 $40,619,045  $407  0  0  $4,001,431  $(2,710,663)  $1,291,175
Common Stock
issued           $1,597,168    16            99,630                   199,646
Rounding                                                                    0

NET LOSS for the Year Ended December 31, 1995           (357,145)   (357,145)

BALANCE,
December 31, 1995 $42,216,213  423  0  0  4,201,061   (3,067,808)   1,133,676
Common Stock
issued            $1,189,333   11  0  0    178,925                   178,936
Rounding                                                      3            3
Underwriting Costs                         (35,315)                  (35,315)

NET LOSS for the Year Ended December 31, 1996          (468,398)   (468,398)

BALANCE,
December 31, 1996 $43,405,546  434  0  0  4,344,671   (3,536,203)     808,902
Common Stock
issued              5,707,144   57  0       586,291             0     586,348
Underwriting Costs          0    0  0  0   (59,600)             0    (59,600)
Rounding                                                      (1)         (1)
NET LOSS for the Year Ended December 31, 1997           (207,635)   (207,635)
BALANCE,
December 31, 1997 $49,112,690  491  0  0  4,871,362   (3,743,839)   1,128,014

See accompanying notes and accountant's report.

NOTE 1 - BUSINESS DESCRIPTION

KBF   Pollution  Management,  Inc.  (the  Parent)   ("KBF")   was incorporated
in the State of New York on March 15, 1984, with an initial authorized capitalization of 200 shares of No Par Common capital stock, which was later increased to 500,000,000 shares of .00001 Par Value Common stock. The Company is actively engaged in the environmental services business as a waste water metal recovery facility specializing in the resource recovery of hazardous and non-hazardous metal bearing wastes for the sole purpose of recycling the product produced (ionic metals) back into commerce. The Company operates an in-house industrial laboratory to support the recycling process and performance of research and development. The
Company  also  provides   waste handling  equipment  and  compliance  support
service to their customers. The Company operates predominantly in the Northeast region. As of May 6, 1997 Gryphon Industries, Inc., American Metals Recovery Corp., and AMR, Inc. (the Subsidiaries) were formed pursuant to the laws of the State of Nevada. These wholly owned subsidiaries
of KBF Pollution Management, Inc. were formed in   conjunction  with  their
move  to  New  Jersey  to   create flexibility  within the corporate
organization. American Metals Recovery Corp. has been active in terms of expending capital related costs in setting up the facility in New Jersey. In addition, Metal Recovery Transportation Corp. (owned by KBF's President and Chairman, Lawrence Kreisler) entered into an agreement with KBF to handle all of KBF's transportation needs. Metal Recovery Transportation Corp. will assume the liability and provide transportation services to KBF at a rate below market price.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION
Recovery service revenues are recognized and invoiced as such services are completed.

INVENTORIES
Inventories are valued at the lower of average cost or market, using the FIFO method.

DEPRECIATION AND AMORTIZATION
Property and equipment are depreciated for financial reporting and tax purposes using the straight line method over the estimated useful lives of the assets. Leasehold improvements are removable and are amortized over their useful lives. Useful lives are estimated between 5 and 10 years. The patent is being amortized over 17 years.

USE OF ESTIMATES
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles.
These estimates and assumptions affect the reported amounts of assets and liabilities , the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

RECENT PRONOUNCEMENTS
The Company has complied with all recent pronouncements which have effective dates preceding the dates relating to these financial statements.
SFAS No. 130, relating to reporting comprehensive income and SFAS
No. 131, relating to segments of an enterprise and related information, are both effective for financial statements for
years  beginning after December 15, 1997.    Accordingly the Company
adopted SFAS No.130 on January 1, 1998    .
Had Statements No. 130 and 131 been in effect for the year ended December 31, 1997, there would have been no change in the
statements  presented herein    , as comprehensive income (loss)  for
each year presented was equal to the amount net income    .

EARNINGS PER SHARE
In accordance with SFAS No. 128, the Company computes basic earnings (loss) per share on a daily weighted average basis, as described in Note 10. Non-diluting earnings (loss) per share are unchanged from basic, as the consideration of any and all options are dilutive.

PRIOR PERIOD STATEMENTS
The 1995 and 1996 financial statements may have been reclassified to conform with current year's classifications.

NOTE 3 -  INVENTORIES

Inventories are comprised of the following major categories:
                              12/31/97       12/31/96
Shipping Supplies             $4,985         $7,821
Reagents                       6,685          9,958
                              $11,670        $17,779
NOTE 4 - FIXED ASSETS

Fixed assets are categorized and listed below:

                                     BALANCE  ADDITIONS  RETIREMENTS   BALANCE
PROPERTY, EQUIPMENT & IMPROVEMENTS AT 12/31/96  1997        1997   AT 12/31/97
Facility                          $1,598,022   $6,750        0      $1,604,772
Office Equipment, Computers
  & Furnishings                      216,731    2,638        0         219,369
Manufactured Equipment Leased Out     72,999        0        0          72,999
Equipment                            451,596        0        0         451,596
Leasehold Improvements               155,069        0        0         155,069
     SUB TOTAL                    $2,494,417 $  9,388   $    0      $2,503,805
Less: Accumulated Depreciation
     and Amortization            (1,467,315)                       (1,670,954)
     NET                          $1,027,102                          $ 832,851
LEASED EQUIPMENT UNDER CAPITAL LEASES
Office Equipment & Furniture        135,039         0        0         135,039
Equipment                           351,860         0        0         351,860
     SUB TOTAL                     $486,899        $0       $0        $486,899
Less: Accumulated Amortization    (345,141)                          (378,869)
     NET                           $141,758                          $ 108,030

Depreciation charged to operations, which includes amortization of capital lease obligations was $237,368 and $193,745 for the years ended December 31, 1997 and 1996 respectively.

NOTE 5 - PATENT

The Company obtained a United States patent on its waste volume reduction unit and method in August, 1988. The costs incurred to obtain the patent have been capitalized and are being amortized over a 17 year life.
In   June  1995,  the  Company's  President,  Lawrence  Kreisler, submitted a  patent  application on  the  "Selective  Separation Technology"
technique  currently  being  used.      Mr.   Kreisler developed  this process
prior to the formation of  KBF  Pollution Management, Inc.      On February 3,
1998, the US Patent and Trademark Office issued a Notice of Allowance for this patent. On May 19, 1998, the US Patent and Trademark Office issued the final patent on the technology (Patent No.: 5,735,125). Under an agreement with Mr. Kreisler, the Company is utilizing the patent in its operations.
   The agreement calls for royalty payments commencing when the Company has processed in excess of 1.5 million gallons of chargeable waste in a given year. At that point, royalties are paid at rates beginning at 0.10 per gallon and decreasing to 0.03 per gallon at a processing rate of 6,050,000 annually.

NOTE 6 -  LONG-TERM DEBT

Long-term debt consists of the following:

                                                 12/31/97   12/31/96
Note  payable  to  certain  significant
shareholders who advanced money to  the
Company. This obligation is due on demand
and bears an interest rate of 10% per annum. $60,000 $60,000 Note Payable in weekly installments of $200
for 120 weeks, bearing interest at 5.63%.               0     21,637
     Total Long-Term Debt                          60,000     81,637
     Less Current Portion                          60,000     81,637
     Long Term Portion                            $     0    $     0

   This long-term debt was not secured by any collateral.

NOTE 7 - LEASES

CAPITAL LEASE OBLIGATIONS
The Company leases equipment with lease terms expiring through January 2002. As of February 3, 1998, the Company entered into a formal restructuring agreement with the lessor. The modified terms, beginning January 1998, call for 48 monthly payments as follows:

                              $6,000 each (payments 1-6)
                              $7,000 each (payments 7-12)
                              $5,910 each (payments 13-48)

Future minimum payments under capital leases with initial terms of one year or more consisted of the following at December 31, 1997:

               1998           $ 78,000
               1999             70,920
               2000             70,920
               2001             70,920
               2002                  0
               Thereafter            0
Total minimum lease payments   290,760
Amounts representing interest (48,951)
  Present value of net minimum
  lease payments remaining     241,809
  Less: Current portion         51,832
  Long -Term Portion          $189,977

On all capital leases, the equipment under lease is pledged toward the lease obligation.

OPERATING LEASES
The  Company's New York facility is located in a leased  building in   North
Lindenhurst,   New  York.   The   Company   occupies approximately  30,000
square feet of space, of the 68,000 square foot building. The Company will be occupying the building until closure of the facility has been accepted
by  New  York  State Department  of  Environmental Conservation.     KBF's
operation is facilitating the closure of the facility, which is to the benefit of the landlord, therefore no rent is being charged. There has
been no lease provision between the parties since December 1997    . As  of
December  1,  1997, the Company relocated  its  corporate offices,  laboratory
and main operational facility  to  Paterson, New  Jersey.   The  new  lease
terms, which include a purchase option, are for $1,218,600 base rent to be paid monthly over 6 years commencing December 1997. The Company occupies the entire building of 60,000 square feet of space. The lease obligations are as follows:
                        1998 -  $186,000
                        1999 -   193,200
                        2000 -   200,500
                        2001 -   208,600
                        2002 -   213,550
                  Thereafter -   201,300
                                $1,203,150

Rental  expense  under  non-cancelable  operating  leases  is  as follows:

                        1995 -  $114,127
                        1996 -   174,370
                        1997 -   143,034

NOTE 8 - STOCKHOLDERS' EQUITY

INCENTIVE STOCK PLAN
   Stock Option Plan
     In January 1987, the Company adopted an Incentive Stock Option Plan (the "ISO Plan") covering 50,000,000 shares of the Company's Common Stock, pursuant to which employees, including officers, of the Company are eligible to receive incentive stock options as defined under the Internal Revenue Code of 1986, as amended. Under the ISO Plan, options may be granted at not less than 80% (110% in the case of 10% shareholders) of the fair market value (100% of the closing bid price on the date of grant) of the Company's Common Stock on the date of grant. Options may not be granted more than ten years from the date of adoption of the ISO Plan. Options granted under the ISO Plan must be exercised within then (10) years from the date of grant. The optionee may not transfer any option except by will or by the laws of descent and distribution. Options granted under the ISO Plan must be exercised within three months after termination of employment for any reason other than death or disability and within one year after termination of employment due to death or disability. The Board of Directors of the Company has the power to impose additional limitations, conditions and restrictions in connection with the grant of any option. The ISO expired in November of 1992.
In November of 1994 the Company revised and renewed the Incentive Stock
Option Plan to cover Employees, Officers and Directors. The revised plan covers the same 50,000,000 shares of the Company's Common Stock as the expired plan, pursuant to which employees, including Officers and Directors of the company are eligible to receive incentive stock options as defined under the Internal Revenue Code of 1986, as amended. Under the plan, options may be issued as an incentive for services rendered. Optionees
shall   not  be  restricted  as  to   assignment   or transferability. The
Board of Directors has the authority to set the price of the option at the time of the grant. Options may be exercised for a period of 10 years from the date of grant and will expire if not exercised during this period of time.

STOCK OPTIONS
In             October     1992, stock options were issued to  officers,
directors  and  certain  advisors of  the  Company.   The  option holders in
aggregate have the right to purchase 690,000 shares of stock at the exercise price of $.125 per share, no sooner than December 31, 1992, and no later than December 31, 1997. On December 4, 1997, the Board of Directors
voted  to  extend  the exercise date an additional five years.    Subsequent
to the report date, 130,384 of the foregoing options have been exercised at a price of $0.125.
In  addition,  the  Company  issued incentive  options  to  Kathi Kreisler and  Lawrence Kreisler for each to  purchase  7,500,000 shares  of  Common
Stock for $.1   0             per share  over  a  ten  year period commencing
on December 31, 1992, subject to certain  terms and conditions.
At  the  Annual  Shareholders Meeting held on November  4,  1996, these
15,000,000  options  were  revised  and  reallocated   as indicated  on the
following table and are immediately exercisable at $0.10 per share, for a period of 10 years, ending November 4, 2006.

          Name               Number of Shares
          Larry Kreisler       4,091,778
          Robert Misa          1,259,870
          Arthur Holland         526,886
          Kathi Kreisler       4,091,778
          Joseph Casuccio        642,300
          David Halperin       1,210,209
          Stephen Lewen        1,002,258
          Stephen Jerome       1,573,076
          Richard Moses          601,845


     On January 2, 1998, Kathi Kreisler was issued an additional 8,000,000 options to purchase shares of common stock for $0.08 per share over a 10 year period commencing January 1998. Lawrence Kreisler was also issued 400,000 options to purchase common stock under the same terms as Mrs. Kreisler.
     On December 20, 1997, the Company issued options to certain employees to purchase 800,000 shares of common stock for $0.10 per share over a 10 year period beginning December 31, 1997. In January 1998, 200,000 options were granted to employees under the same terms as mentioned above.
     Directors,  who are not employees of the Company,  receive  stock options pursuant to the Company's Directors Plan, adopted in January 1998. The Directors Plan provides for automatic grants of options to the Company's eligible non-employee directors upon their election to the Board of Directors of the Company. As of January 1998, 100,000 options at an exercise price of $0.22 per share have been granted to each director under the Directors Plan. The options are exercisable for a period of 10 years, none of which have been exercised.
     In June 1996, the Company issued 83,871 common stock options, exercisable at $.155 per share to Stephen Feldman, Esquire, for services rendered. The options expire in January 2001.
     The Company entered into an agreement with M.H. Meyerson & Company (Meyerson) dated June 8, 1995, whereby Meyerson would provide planning, structuring, strategic and other investment banking services to the Company. Under the agreement, Meyerson was to be granted warrants to purchase a total of 1,500,000 shares of common stock with an exercise price of $.15 per share. The warrants and the underlying shares would be exercisable anytime between June 1997 and June 2000. In March 1998, the Company agreed to issue Meyerson additional warrants for their investment banking services in relation to a licensing agreement (See Note 17 Subsequent Events). To date, no warrants have been issued under these Meyerson agreements.
        On September 8, 1998, both Meyerson agreements were replaced with a new warrant agreement  to purchase total of 1,500,000 shares at
$0.15  and  250,000 shares of restricted stock. The warrants  and the  underlying  shares would be exercisable at  anytime  between
September  8, 1998 and August 30, 2003. And are callable  by  the
Company on November 8, 1999 @ $0.01 per option.
     In January 1998, the Company issued 125,000 options to purchase common stock exercisable at $.25, callable at $.01 a share one year from the date of issuance to one of their suppliers in exchange for equipment. These options expire in December 2003.
     Stock  options issued for services to non-employees are accounted for in accordance with SFAS No. 123. The Company values such options using the Black-Scholes option valuation model and expenses the value over the expected life of the option. The amount charged to the current period was $45,290.
     KBF  Pollution  Management, Inc. follows APB Opinion  No.  25  to account for stock options issued to employees (intrinsic value) in its published financial statements. In accordance with SFAS No. 123, the Company discloses the Black-Scholes value of these options and the pro forma impact of expensing such value over the vesting period of the options, in the footnotes to its financial statements.
     In an effort to aid understanding of the impact of the Company's stock option plan, pro forma "look-through" income statements are provided below as an alternative presentation of accounting for stock options.
     This pro forma income statement is not required by generally accepted accounting principles, but offers an additional method of considering stock options. In this presentation, the expense of employee options, based on the Black-Scholes value of the options is reflected in the income statement operating expense line items in the year that the
options are granted    over  the estimated  life  of  the options    . Shares
issuable under various stock option plans are excluded from the weighted average number of shares outstanding on the assumption that their effect is non-diluting.

Alternative Presentation Of Accounting For Stock Options:

Year Ended         12/31/97               12/31/96             12/31/95
              Reported  Pro forma   Reported  Pro forma   Reported  Pro forma
REVENUE     $1,926,895 $1,926,895  $1,972,964 $1,972,964 $1,823,390 $1,823,390
OPERATING EXPENSES:
COST OF REVENUE 1,277,974  1,818,613  1,342,591  1,450,082 1,266,397 1,288,097
MAINT & REPAIR     42,246     42,246     40,770     40,770    57,127    57,127
ADVERTISING         7,519      7,519      7,986      7,986     6,295     6,295
GENERAL & ADMIN   806,027    806,027  1,041,264  1,041,264   795,812   795,812
TOTAL OPERATING
EXP             2,133,766  2,674,405  2,432,611  2,540,102 2,125,631 2,147,331
OPERATING INCOME(206,871)  (747,510)  (459,647)  (567,138) (302,241) (323,941)
INTEREST INCOME     1,236      1,236      1,096      1,096       975       975
OTHER INCOME/EXP  (1,656)    (1,656)    (6,754)    (6,754)  (53,137)  (53,137)
INCOME BEFORE TAX(207,291) (747,930)  (465,305)  (572,796) (354,403) (376,103)
TAX PROVISION         344        344      3,093      3,093     2,742     2,742
NET INCOME/(LOSS)
AVAIL FOR
COMMON S/H      (207,635)  (748,274)  (468,398)  (575,889) (357,145) (378,845)
EARNINGS PER SHARE(.0042)    (.0042)    (.0110)    (.0110)   (.0087)   (.0087)
WEIGHTED AVERAGE SHARES
OUTSTANDING 44,993,841 44,993,8 41 42,681,546 42,681,546 40,922,951 40,922,951
OPTIONS GRANTED 800,000  800,000  15,083,881  15,083,881  1,500,000  1,500,000

   Additional Disclosures under SFAS 123

     1997       1997          1996      1996            1995        1995
   #Shares  PricePerShare  #Shares  PricePerShare     #Shares   PricePerShare

Outstanding Beginning
 Year 15,773,871 $0.1267   15,690,000    $0.1125      15,690,000     $0.1125
Outstanding-End of
 Year 16,573,871 $0.1200   15,773,871    $0.1267      15,890,000     $0.1125
Exercisable at End of
 Year 16,573,871 $0.1200   15,773,871    $0.1267               0     $0.0000
Granted/Exercised/Forfeited-
 Expired During
 Year    800,000 $0.1000       83,871    $0.1550               0     $0.0000
Weighted Average Granted-
 Date Fair Value Options
 Granted During
 Year            $0.2800                 $0.2250               0     $0.0000
Risk-Free Interest Rate         5.4%               N/A                N/A
Expected Life                   10                 N/A                N/A
Expected Volatility       0.726783                 N/A                N/A
Expected Dividends               0                 N/A                N/A
Total Compensation Cost
 In Income                 $45,290                 N/A                N/A
Significant Modifications of
 Outstanding Awards            N/A                 N/A                N/A
Range of Exercise Prices for
 Options Outstanding $0.1000 -- $0.1550 $0.1000 -- $0.1550 $0.1000 -- $0.1550

Weighted Average
 Remaining              8.85 Years          9.60 Years          7.75 Years

NOTE 9 - INCOME TAXES

The significant components of the Company&AElig;s deferred tax assets and liabilities for the year ended December 31, 1997 are as follows:

Deferred Tax Assets:
Net Operating Loss Carry Forward                   $3,955,865
Valuation Allowance                                 3,955,865
Deferred Tax Assets                                $        0

At December 31, 1997 the Company's operating loss carry forward expires as follows:

                            December 31, 2001      $  71,403
                                         2002        491,952
                                         2003        120,270
                                         2004        318,761
                                         2005        116,490
                                         2006              0
                                         2007        279,456
                                         2008        705,626
                                         2009        850,743
                                         2010        348,301
                                         2011        445,228
                                         2012        207,635
                                                   $3,955,865

NOTE 10- EARNINGS PER SHARE

Number of Shares

Common Stock outstanding:                    1997           1996

     Beginning of Year                   43,405,546    42,216,213
     End of Year                         49,112,690    43,405,546
     Issued during the year               5,707,144     1,189,333

Common stock reserved under stock
 options                                 18,073,881    17,523,871
Weighted Average number of outstanding
 shares                                  44,993,841    42,681,546

Shares issuable under various stock options are excluded from the weighted average number of shares on the assumption that their effect is non-diluting.

NOTE 11 - SEGMENT INFORMATION

     The Company operates in one principal segment - a waste water recovery facility specializing in the resource recovery of hazardous and non-hazardous metal bearing wastes for the sole purpose of recycling the product produced (ionic metals) back into commerce. The Company operates an in-house industrial laboratory to support the recycling process and performance of research and development. The Company also
provides   waste handling  equipment  and  compliance  support  service  to their customers.
     In the past the Company reported on three segments: waste water recovery, equipment sales and service, and laboratory analysis. The Company has ceased manufacturing and marketing new equipment and has abandoned its commercial lab operations. The Company's activities in equipment sales and service and in the laboratory analysis are to support the waste water recycling segment, and are not separate divisions or profit centers.

NOTE 12 - COMMITMENTS & CONTINGENCIES

LEGAL MATTERS
As noted in prior financial statements, the investigation by the Suffolk County District Attorney's Office, and the eventual indictment of the Company and certain employees has been settled. On June 27, 1997, KBF entered a plea of guilty to a single misdemeanor in full satisfaction of all the charges against the Company, and was sentenced to pay a fine of $25,000. The fine has been paid in full. In addition, all charges against its president were dismissed. Thus the criminal investigation is closed, and there no longer are any charges pending against KBF or any of its officers or employees.

EMPLOYMENT CONTRACTS
     The Company has entered into five-year employment agreements with Kathi Kreisler and Lawrence Kreisler, commencing November 1997. The terms of the Lawrence Kreisler agreement call for him to receive an annual base salary of $165,000, with cost of living adjustments. He will also be entitled to an annual bonus equal to 6% of the Company's annual net income before taxes, reimbursement of business related expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. The Company shall contribute 4% of the base weekly salary to L. Kreisler&AElig;s 401K savings plan. The Kathi Kreisler employment contract calls for an annual base salary of $80,000, with cost of living adjustments.
K. Kreisler will be entitled to an annual bonus equal to 4% of the Company's net income before taxes, reimbursement of business expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. The Company shall contribute 4% of the base weekly salary to K. Kreisler's 401K savings plan.
     See Note 13 for events that have a material impact on these employment contracts.

NOTE 13 - EMPLOYMENT CONTRACT WAIVERS

     Kathi  Kreisler  and  Lawrence Kreisler have  voluntarily  waived
certain   compensation  due  to  them  under   their   employment contracts.
In 1996 and 1997, Kathi Kreisler received $8,325 and $3,500 in compensation, respectively, waiving the balance of the compensation she was entitled to under the existing contract. In January 1998, Kathi Kreisler was issued 8,000,000 options to purchase shares of common stock for $.08 per share over a 10 year period commencing January 1998 for unpaid wages from March 1993 through December 1997.
     In January 1998, Lawrence Kreisler was issued 400,000 options to purchase common stock for past performance and unpaid salary under the same terms as Kathi Kreisler above.

NOTE 14 - CASH RESTRICTED

     As a requirement with respect to the Company's Part 373(b) permit application, the Company had to establish an irrevocable letter of credit with a commercial bank for $27,500. The Certificate of Deposit is being held as collateral for the letter of credit, and is required to remain on deposit at the commercial bank which issued the letter of credit. The Certificate will be released when the Long Island facility has been closed and signed off by the New York State Department of Environmental Conservation.

NOTE 15 - CAPITALIZED PERMIT COSTS

     The Company has incurred costs as part of the application process required to obtain a Part 373(b) Permit. Prior to a 1994 change in the law, that provided an exemption on the handling of certain hazardous wastes, this permit would have among other things, enabled the Company to process a broader category of waste streams than it was then permitted to handle at
the  time.   The exemption  provided by the change in the law effectively allowed the Company to process additional hazardous waste streams without the need for the Part 373(b) Permit. The Company is still pursuing approval of this permit, primarily for the provisions in the permit that allow for increased storage of hazardous waste prior to its being treated. Management considers the storage provisions of the permit essential in attaining a greater level of sales volume. The Company is continuing to incur costs during the approval process. Since the Company is currently able to process a broader category of waste streams under the exemption, those costs attributable to that phase of the permit application have been written off against current operations. Those costs associated with the efforts to allow the Company to store the waste within its facility have been capitalized.
     It should be noted, this permit is related to the Long Island location, and not transferable. While the Company is moving its facility to Paterson New Jersey, management is pursuing means to possibly recover these costs.

NOTE 16 - ACCRUED EXPENSES

Accrued expenses are broken down into categories as follows:

     Insurance Payable                $11,535
     Utilities                          5,770
     Professional Fees Payable          8,600
     Other Accrued Expenses            26,449
                                      $52,354
NOTE 17 - SUBSEQUENT EVENTS


        In March of 1998, the Company signed a limited exclusive worldwide license agreement with EPS Environmental, Inc., dba Solucorp Industries, a publicly traded company, trading on the NASDAC electronic bulletin board ("SLUP") for the utilization of the Company's Patented Selected Separation Technology. The terms of the agreement call for an initial license fee of $500,000 plus an additional license fee of $0.0005 per processed gallon of wastewater. The initial licensing fee was to be
paid   in unrestricted,  free trading Solucorp stock. Solucorp  represented that it had the ability to issue free-trading shares and the License Agreement contained representations and warranties to that effect. Instead, Solucorp issued restricted and unregistered shares and had agreed in May 1998 to pay for and register the shares and to repurchase, with cash, at least $100,000 worth of the License Fee shares per month. (See the "Legal
Proceedings: General Comments with Reference to Solucorp"). Solucorp's stock price has fallen to a low of $ 0.625 at the end of October, 1998. No additional payments under the agreement were to be in the form of shares of Solucorp stock. The agreement also requires royalty payments of 50% of gross per gallon receipts, not to be less than $1,000,000 for the year ending
December 31, 1998 and  $2,000,000 for   the  year  ending  December  31,
1999. Pursuant to this agreement, all royalty payments due to the Company from Solucorp for the years ended December 31, 1998 and 1999 shall be due and payable in cash on December 31, 1999. Minimum royalty payments for each year after 1999 shall be $2,000,000 per year payable at the end of each year in which the payment accrues and is due in cash. The agreement, which had a five-year term, with automatic five-year continuous renewal, was terminated on September 23, 1998.
     In  March  1998, the Company entered into an agreement with  M.H.
Meyerson  &  Co., whereby Meyerson            was     to be granted  2,500,00
warrants to purchase common stock at an exercise price of $.25 in exchange for investment banking services rendered in relation to the Solucorp Industries
Ltd. transaction.    The Company's  initial agreement with M.H.Meyerson & Co.,
Inc. was terminated on  August 27,  1998  for  reasons  impacting  on various issues of non-performance and conflicts of interest. The March 1998 agreement was terminated at this time as well. On September 8, 1998, both
Meyerson  warrant  agreements were replaced with  a  new  warrant agreement to  purchase total of 1,500,000 shares at  $0.15  and 250,000  shares  of
restricted  stock.  The  warrants  and   the underlying  shares  would  be
exercisable  at  anytime   between September  8,  1998 and August 30, 2003 and
are callable  by  the Company on November 8, 1999 @ $0.01 per option.

NOTE 18- RELATED PARTY TRANSACTIONS

The Company has the following related party transactions:

1)     Metal  Recovery  Transportation  Corp.  (owned  by   KBF's
President  and  Chairman, Lawrence Kreisler) entered  into  an    agreement
with KBF to handle all of KBF&AElig;s transportation needs.    Metal
Recovery  Transportation Corp. (MRTC) will  assume  the    liability and
provide transportation services to KBF at a rate    below market price. KBF
paid MRTC $59,914 in 1997.  As of December 31, 1997, the Company owed MRTC
$8,051.

2)    Lawrence Kreisler, President and Chairman of KBF loaned the    Company
$53,702 during 1997. The balance owed to Mr. Kreisler at    December 31, 1997
is $21,692  As of the date of this filling, no repayment has been made.

3) Certain members of the Board of Directors and advisors to the Company loaned the Company $60,000. (See Note 6 for additional information).

NOTE 19 - RETIREMENT PLAN

The Company maintains a retirement plan pursuant to Section 401(k) of the Internal Revenue Code covering substantially all employees. While the Company may elect to match employee contributions, it did not do so in 1997.

NOTE 20 - CONCENTRATIONS OF CREDIT RISK

The Company maintains all its cash balances at one financial institution located in Lindenhurst, New York. The Federal Deposit Insurance Corporation insures accounts in each institution up to $100,000. Uninsured balances aggregated $139,780 at December 31, 1997.


   NOTE 1 -BASIS OF PRESENTATION

The   accompanying  unaudited  financial  statements  have   been prepared
in  accordance  with  generally  accepted   accounting principles  for
interim  financial  information  and  with   the instructions  and  item
310(b) of Regulations  S-B.  Accordingly, they do not include all of the
information and footnotes required by   generally   accepted  accounting
principles  for   complete financial   statements.  In  the  opinion  of
management,   all adjustments (consisting of normal recurring accruals)
considered necessary for fair presentation have been included. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. For further information, refer to the financial statements and footnotes thereto included in the Company's 1997 annual report filed on form 10-K and Form 10-SB.

NOTE 2 - INVENTORIES

Inventories are comprised of the following major categories:

                                         9/30/98  12/31/97

Shipping Supplies                       $   2,897  $   4,985
Reagents                                   19,576      6,685
                                        $  22,473  $  11,670

NOTE 3 - LICENSE AGREEMENT

     In March 1998, the Company signed an exclusive worldwide License Agreement with Solucorp Industries, Ltd., for the utilization of the Company's patent allowed technology. The terms of the agreement call for an initial license fee of $500,000, plus an additional license fee of $.005 per processed gallon. The agreement also requires royalty payments of 50% of gross per gallon receipts, not to be less than $3 million at the end of the first two years from the signing of the contract, and $2 million by the end of each year thereafter. The initial agreement is for a five-year term, with automatic five-year continuous renewal. On September 30, 1998, the Company formally terminated this contract and brought suit against Solucorp industries, Ltd. for breach of contract and fraud damages (see Note 7 - Legal Proceedings).

NOTE 4 - REVENUE RECOGNITION

     The foregoing License Agreement transfers rights, for a specified period of time, for the use of the Company's patent and related processes, similar to a franchise agreement. Accordingly, the Company is recognizing income from this agreement as required by FAS-45 (Accounting for Franchise
Fee  Revenue).  Under  FAS-45,  the  initial  fee   is recognized  upon  the
consummation  of  the  transaction,   when substantially all material services
or conditions have been met. The transaction has met the above criteria as the initial license fee represents payment for the right to use and sell the Company's technology, which had been transferred; therefore the Company has recognized the initial fee of $500,000 in the current period.
The related revenue is reported on the Statement of Income in the revenue from normal operations. While the contract has been terminated, the $500,000 continues to be recognized as revenue as the fee is non-refundable, (see Note 5), and the criteria for recognition discussed above have been met.

NOTE 5 - MARKETABLE SECURITIES (RESTRICTED)

In conjunction with the license agreement discussed in Note 3 & 4, and further to an unenforceable modification to the license agreement, the Company received 190,550 shares of restricted (under Section 144) common shares of Solucorp Industries, Ltd. as payment against the $500,000 due for the initial license fee. The issuance of the restricted shares did not constitute satisfaction of the license agreement terms and conditions and was moreover precipitated through what the Company believes to be the fraudulent  representations  of  Solucorp  Industries,  Ltd.  and
Joseph Kemprowski. The shares, however, do retain some minimal market value, which value is being recognized herein. The Company is currently pursuing full payment of the license fee in its pending litigation against Solucorp Industries, Ltd. (See Note 7). The Company has presented
these  securities  herein   as available-for-sale  securities, adjusted to
market value. Since trading of these shares has been suspended, market value has been determined to be the closest gray market price per share at September 30, 1998, less a 25% lack of marketability discount. Because the Section 144 restriction expires on May 21, 1999, within twelve months of the balance sheet date, and the shares can, under certain circumstances, be sold even though restricted, the securities are presented as current assets. Based upon the foregoing and in conjunction with FAS

NOTE 5 - MARKETABLE SECURITIES (RESTRICTED) (continued)

115 & 130, these securities are presented at a fair market value of $137,447and the unrealized loss is presented as other comprehensive income (loss).

NOTE 6 - OTHER RECEIVABLES

In conjunction with the license agreement discussed in Note 3, 4, & 5, the Company accrued minimum royalties of $750,000 which are receivable on December 31, 1999. This receivable and the related revenue has been presented in the financial statements at present value along with the related interest earned to date. The Company has considered all the information available at this time concerning Solucorp Industries, Ltd. and has presented the receivable and the related revenue net of an allowance for doubtful accounts as detailed below:

  Minimum Royalty                                  $750,000
  Discount to Present Value                       (107,753)
  Present Value of Minimum Royalty                  642,247
  Interest Earned through 9/30/98                    23,089
  Total Other Receivable & Revenue
         Before Allowance                           665,336
  Allowance for Doubtful Accounts                 (321,124)
  Total Other Receivable Presented
         And Revenue Reflected Herein              $344,212


NOTE 7 - LEGAL PROCEEDINGS

The   Company   filed  suit  against  Solucorp  Industries,  Ltd. (Solucorp)
on October 7, 1998 for the Company&AElig;s contract and fraud damages arising out of its now-terminated License Agreement with Solucorp. The
Company is represented by the  national  law firm  of  Greenberg Traurig in this matter. Solucorp has yet to file an answer to the Company&AElig;s complaint. Solucorp holds itself out to be an environmental service
organization devoted to  the development  and   marketing   of   innovative
environmental technologies. KBF Pollution Management, Inc. (KBF) was introduced to  Solucorp  and  its consultant, Joseph Kemprowski,  by  KBF's
former  investment  banker,  M.H. Meyerson  &  Co.,  Inc.   last December.
KBF had no affiliation with Solucorp, or any of its affiliates, preceding this introduction. This agreement remains the only affiliation the Company had with Solucorp. At this time, Solucorp and Kemprowski claimed to have executed contracts with the Chinese government for the remediation of contaminated sites in mainland China from which revenues would be made. Furthermore, Solucorp and Kemprowski made it clear that they had an extensive, global sales and marketing infrastructure. Management performed due diligence  on  the basis of publicly available  information, Solucorp's  filings
and  press  releases, Meyerson's  analyst's reports   on  Solucorp,  and
numerous meetings with Solucorp executives, which included significant technical discussions covering a number of sites. In addition, there were discussions with Solucorp's Chinese marketing affiliates. There were other limited documents that Solucorp and Kemprowski disclosed. KBF was precluded from reviewing the executed Chinese contracts due to what Solucorp and Kemprowski represented to be as confidentiality agreements. Principals of
M.H. Meyerson & Co., Inc., however, represented that they reviewed the pertinent agreements and advised KBF that the agreements had in fact been executed. After several months of negotiation, and with the recommendation  of Meyerson,  KBF and Solucorp enetered into an exclusive
worldwide license  for  the marketing  and sale  of   KBF&AElig;s  patented
SST process.
     The  agreement  called  for a license fee of  $500,000  due  upon execution on March 20, 1998. The license fee was to be paid for with the issuance of 190,550 shares of free-trading, unrestricted Solucorp stock due upon execution. Solucorp represented  that  it had  the  ability to issue
free-trading shares prior to execution and   the   License   Agreement
contained  representations   and warranties to that effect. Instead, in the
end of May  1998,  KBF received 190,550 shares of restricted, unregistered stock - after having  been given assurances that Solucorp and Kemprowski would register,  repurchase  and assist with  the  liquidation  of  the license fee stock at a rate of at least $100,000 per month. The shares were issued after the Securities and Exchange Commission had suspended
Solucorp's stock. Despite countless requests and demands, Solucorp and Kemprowski never attempted to register the license fee stock, and they repurchased less than $50,000 worth of shares between March and September
1998.
     In  addition,   KBF  was  to  receive   $500,000  in  cash  as   a
mobilization fee to gear up to provide Solucorp with sales and technical support. This fee was never paid. Solucorp's breach of these, and many other terms of the license agreement was at considerable cost to KBF. In good faith reliance on the agreement, KBF expended significant dollars in supporting Solucorp's efforts. According to the agreement, KBF was never to expend any of its capital derived from sources other than the two fees in providing Solucorp with support.
     Further, management discovered that much of what had been represented to KBF by Solucorp and Kemprowski with reference to
Solucorp's executed agreements in China, the extent of its  sales and
marketing  capabilities  and  its  ability   to   register, repurchase and
liquidate the shares was not  true.
     In August 1998, in a final attempt to turn the Solucorp relationship into a profitable venture, management negotiated a modification that accounted accurately for Solucorp's ability to pay the fees and to market the SST. The modification would have stripped Solucorp of the license to the technology and required the payment of additional compensation to remedy the damages KBF had suffered by that time. A letter of intent was executed and the modification was drafted but negotiations broke down in the following weeks. On September 23, 1998, KBF formally noticed
Solucorp of Termination and KBF filed suit against Solucorp and Kemprowski for breach of contract and fraud damages.
     The Company plans to aggressively pursue its interest against Solucorp and Kemprowski and is seeking damages commensurate with the Company's good faith expenditures, contract damages and fraud damages.

                           EXHIBIT 27
                     FINANCIAL DATA SCHEDULE
                           (unaudited)

This schedule contains summary financial information extracted from the audited financial statements dated December 31, 1997 and is qualified in its entirety by reference to such financial statements.

  Period-Type                                          Year
  Fiscal-Year-End                                  Dec-31-1997
  Period-End                                       Dec-31-1997
  Cash                                             252,143
  Securities                                             0
  Receivables                                      267,823
  Allowances                                      (26,782)
  Inventory                                         11,670
  Current-Assets                                   762,452
  PP&E                                           3,130,072
  Depreciation                                 (2,049,823)
  Total-Assets                                   1,948,707
  Current -Liabilities                             630,716
  Bonds                                                  0
  Preferred-Mandatory                                    0
  Preferred                                              0
  Common                                               491
  Other-SE                                       1,127,523
  Total-Liability and Equity                     1,948,707
  Sales                                          1,926,895
  Total-Revenues                                 1,926,895
  CGS                                            1,277,974
  Total-Costs                                    2,133,766
  Other Expenses                                         0
  Loss Provision                                         0
  Interest-Expense                                   1,656
  Income-Pretax                                  (207,291)
  Income-Tax                                     (207,635)
  Income-Continuing                              (207,635)
  Discontinued                                           0
  Extraordinary                                          0
  Changes                                                0
  Net-Income                                     (207,635)
  EPS-Primary                                        (.01)
  EPS-Diluted                                        (.01)


                       SEPTEMBER 30, 1998
                           EXHIBIT 27

                     FINANCIAL DATA SCHEDULE

This schedule contains summary financial information extracted from the unaudited financial statements dated September 30, 1998 and is qualified in its entirety by reference to such financial statements.

Period-Type                                        9 months
Fiscal-Year End                                   Dec31-1998
Period-End                                    September 30 -1998
Cash                                               115,454
Securities                                         137,447
Receivables                                        353,735
Allowances                                         (27,870)
Inventory                                           14,246
Current-Assets                                     657,664
PP&E                                             4,287,835
Depreciation                                   (2,237,065)
Total Assets                                     3,161,116
Current Liabilities                                579,044
Bonds                                                    0
Preferred-Mandatory                                      0
Preferred                                                0
Common                                                 585
Other-SE                                         5,353,364
Total-Liability and Equity                       3,161,116
Sales                                            2,568,115
Total Revenues                                   2,568,115
CGS                                                992,345
Total                                              992,345
Other Expenses                                     786,641
Loss Provision                                           0
Interest-Expense                                    20,139
Income-Pre tax                                     793,022
Income-Tax                                           4,787
Income-Continuing                                  788,235
Discontinued                                             0
Extraordinary                                            0
Changes                                                  0
Net Income                                         788,235
EPS-Primary                                            .01
EPS - Diluted                                          .01



SIGNATURES

In  accordance with Section 12 of the Securities Exchange Act  of 1934,  the
registrant caused this registration statement  to  be signed   on  its
behalf  by  the  undersigned,  thereunto   duly authorized.

                   KBF POLLUTION MANAGEMENT, INC.

                   By: Lawrence Kreisler, President

Dated:  Wednesday, August 26, 1998

_______________________________
1 Item #  1
2 Item #  2
3 Item #  3
4 Item #  4
5 Item #  5
6 Item #  6
7 Item #  7
8 Item # 8 The acquisition of MRTC was approved by the Board of Directors but later decided not to proceed with the transaction. In addtion, MRTC is a privately held company, as such the financial data of the company is not for public disclosure in this document.
9 Item # 9 No agreement exist with MRTC and therefore there is no terms to discuss.
10 Item # 10
11 Item # 11
12 Item # 13
13 Item # 12
14  Item # 14
15 Item # 15 Attach Copies of Lawrence M. Kreisler license agreement and amendments.
16 Item # 17 The Summary Compensation Table on Page 17 was revised to show this information
17 Item # 18. Valuation of Stock Options
18 Item # 19. Date of Kreisler&AElig;s Employment Contracts. This Information is also on page 16 under Identification of Executive Officers
19 Item # 20
20 Item # 21
21 change to conform w/ page #2
22 Item # 22. Clarification of the royalties due Lawrence M. Kreisler under the licensing agreement
2324
2441